Exhibit 99.1

Claude Resources Inc.

Annual Information Form

March 26, 2010

Claude Resources Inc. – 2009 Annual Information Form	1

Table of Contents

Claude Resources Inc.  (“Claude” or the “Company”)
Annual Information Form - March 26, 2010

Page

Statement Regarding Forward-Looking Information	3

Glossary of Terms	4

Item 1: Corporate Structure
1.1 Name, Address and Incorporation	99
1.2 Subsidiary Corporations	99

Item 2: General Development of the Business
2.1 Recent History	9

Item 3: Description of the Company’s Business
3.1 General	11
3.2 Risk Factors	11
3.3 Mineral Properties	17
3.4 Statement of Reserves Data and Other Oil and Natural Gas Information	41

Item 4: Dividends
4.1 Dividends	49

Item 5: Description of Capital Structure
5.1 General Description of Capital Structure	49

Item 6: Market for Securities
6.1 Trading Price and Volume	49

Item 7: Directors and Officers
7.1 Name, Occupation and Security Holdings	50

Item 8: Transfer Agent and Registrar
8.1 Transfer Agent and Registrar	51

Item 9: Material Contracts
9.1 Material Contracts	51

Item 10: Interests of Experts
10.1 Names of Experts	52
10.2 Interests of Experts	52

Item 11: Audit Committee
11.1 Audit Committee Charter	52
11.2 Composition of Audit Committee	52
11.3 Relevant Education and Experience	52
11.4 Pre-Approval Policies and Procedures	53
11.5 External Audit Service Fees	53

Item 12: Additional Information	54

APPENDIX A Audit Committee Disclosure

Claude Resources Inc. – 2009 Annual Information Form	2

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form contains certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intent”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties.  Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failure to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.  Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Claude undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Cautionary note to U.S. investors concerning resource estimate: The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this document, we use the terms “measured,” “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams	Troy Ounces	0.032

Claude Resources Inc. – 2009 Annual Information Form	3

GLOSSARY OF TERMS

Actinolite - a bright green or grayish green monoclinic mineral of the amphibole group.

Alteration - any change in the mineral composition of a rock brought about by physical or chemical means.

Amphibolite - a metamorphic rock that may have originated as a basalt lava flow or mafic dike/sill.

Anticline - a fold, generally convex upward, whose core contains the older rocks.

Arsenopyrite - the most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver, and gold.

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie: silver) contained within a sample.  Technique usually involves firing/smelting.

Biotite - a widely distributed and important rock-forming mineral of the mica group.

Boudinage - a structure common in strongly deformed sedimentary and metamorphic rocks, in which an original continuous competent layer or bed has been stretched, thinned and broken at regular intervals into bodies resembling boudins or sausages.

Brecciated - broken into sharp-angled fragments surrounded by finer-grained material.

Bulk Sample - a collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Carbon-in-pulp - a method of recovering gold and silver from pregnant cyanide solutions by absorbing the precious metals within the solution onto granules of activated carbon.

Care and Maintenance Basis - in reference to mining means the indefinite suspension of all operations except those services and personnel necessary to insure the safeguarding of mining property and assets against controllable acts.

Carried Interest - the Company's working interest share of capital and operating costs are paid by another party for a specified period of time or until a specific event occurs.

Chalcopyrite - a sulphide mineral of copper and iron.

Chorite - a group of platy, monoclinic, usually greenish minerals.

Chloritic alteration - the replacement by, conversion into, or introduction of chlorite into a rock.

Clastic - fragments of minerals and rocks that have been moved individually from their places of origin.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole.  Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cross-cut - a horizontal opening driven from a shaft or haulage drift at an oblique or right angle to the strike of a vein or other orebody.

Crown - Her Majesty the Queen in right of Saskatchewan as represented by the Saskatchewan Ministry of Energy and Resources.

Cut-off Grade - the lowest grade of mineralized material that qualifies as a reserve in a deposit (ie: contributing material of the lowest assay that is included in a reserve estimate).

Claude Resources Inc. – 2009 Annual Information Form	4

Diamond Drilling - a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip - the angle that a structural surface, a bedding or fault plane makes with the horizontal, measured perpendicular to the strike of the structure.

Disposition - rights granted by the Crown under a permit, claim or lease.

Dore - the final saleable product from a gold mine.

Drift - a horizontal underground opening that follows along the length of a vein or rock formation.

Electrowinning - the process of recovering metal from solution by electrolysis.

Exploration - work involved in searching for ore, from prospecting to diamond drilling or driving a drift.

Face - the end of a drift, crosscut or stope in which work is taking place.

Facies - the character and composition of sedimentary deposits.

Fault - a fracture or break in rock along which there has been movement.

Feasibility Study - a definitive study of the viability of a mineral project by a qualified professional that defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs, and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.

Feldspathic arenite - a sandstone containing abundant quartz, less than ten percent argillaceous matrix and ten to 25 percent feldspar.

Felsic - an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and/or sodium rich aluminosilicated minerals.

Fire Assay - the assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Footwall - the rock on the underside of a vein or ore structure.

Fracture - a break or crack in rock.

Gabbro - a dark-coloured, plutonic rock with quartz between 0 and 5 percent and feldspar greater than 90 percent.

Garnet - a brittle, transparent mineral with a vitreous luster.

Geophysical Survey - a scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Gneiss - a layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

Grade - the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Granitoid - a light-coloured, plutonic rock with quartz between 20 and 60 percent.

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Gross - in reference to land or wells means a 100 percent interest. When referring to the Company’s natural gas, crude oil, and natural gas liquids production, it means total projected production or reserves from the property.

Head Grade - the average grade of ore fed into a mill.

Hydrothermal - the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Igneous - a primary type of rock formed by the cooling of molten material.

Indicated Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource - is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

ITA - Income Tax Act (Canada).

Lens - a body of ore that is thick in the middle and tapers towards the ends.

Lithostructural - an assemblage of rocks that is unified on the basis of structural and lithological features.

LT - long tons.

Mafic - igneous rocks composed mostly of dark, iron and magnesium-rich minerals.

MCF - thousand cubic feet.

MMCF - millions of cubic feet.

Mesothermal - a hydrothermal mineral deposit formed at considerable depth and in the temperature range of 200 to 300 degrees C (Celsius).

Measured Mineral Resource - in reference to minerals, means a quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and (or) quality are computed from the results of detailed sampling.  The sites for inspection, sampling, and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of the resource are well established.

Metamorphosed Rocks - rocks that are changed in character by processes of intense heat and pressure deep within the earth’s crust.

Metallurgy - the study of the extractive processes which produce minerals from their host rocks.

Mineral - a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization - a natural concentration in rocks or soil of one or more minerals.

Mineral Reserve - the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Prefeasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Claude Resources Inc. – 2009 Annual Information Form	6

Mineral Resource - a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Muck - ore or rock that has been broken by blasting.

Muskeg - a thick deposit of decayed vegetable matter forming swampy areas.

Natural Gas Liquids or ngls - primarily consist of propane, butane and condensate.

Net Smelter Return Royalty/ NSR Royalty - a phrase used to describe a royalty payment made by a producer of metals based on a percentage of gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Pillar - a block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.

Plunge - the vertical angle a linear geological feature makes with the horizontal plane.

Porphyry - any igneous rock in which relatively large crystals are set in a fine-grained groundmass.

Prefeasibility Study - a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined.  This study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve - the economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Prefeasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve - the economically mineable part of a Measured Mineral Resource demonstrated by at least a Prefeasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Pulp - a mixture of ground ore and water.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyrrhotite - a bronze-colored, often magnetic iron sulphide mineral.

Qualified Person - an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association.

Quartz - crystalline silica; often forming veins in fractures and faults within older rocks.

Raise - a vertical or inclined underground working that has been excavated from the bottom upward.

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Refractory - ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to affect the full recovery of the valuable minerals.

Resource - a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible.  Locations, grade, quality or quantity are estimated from specific geological evidence.

Sericite - a fine-grained potassium mica found in various metamorphic rocks.

Shear Zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing - surface occurrence of mineral.

Shrinkage Stoping - any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining.

Silification - the insitu alteration of a rock, which involves an increase in the proportion of silica minerals.

Sill - an intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.

Specific Gravity - the ratio between the weight of a unit volume of a substance and that of water.

Splay - one of a series of divergent small faults or fractures at the extremities of a major fault.

STB - stock tank barrels equals 34.972 Imperial gallons or 42 U.S. gallons.

Stope - an underground excavation from which ore has been extracted, either above or below a level.  Access to stopes is usually by way of adjacent raises.

Stratigraphy - the sequence of bedded rocks in a particular area.

Tonne - a metric ton or 2,204 pounds.

Tourmaline - a complex, crystalized silicate containing boron.

Trenching - the process of exploration by which till is removed from a trench cut from the earth’s surface.

Vein - a thin, sheet-like, cross-cutting body of hydrothermal mineralization, principally quartz.

Waste - barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Waterflood - a method of secondary recovery in which water is injected into an oil reservoir to force additional oil out of the reservoir rock and into the well bore of producing wells.

Working interest or WI - in reference to oil and natural gas reserves, means the interest held by Claude in land or wells. This interest normally bears its proportionate share of capital and operating costs as well as royalties or other production burdens.  The working interest percentage is expressed before royalty interests.

Working Interest Reserves - in reference to oil and natural gas reserves, means the remaining reserves of the property multiplied by the Company’s percentage working interest.

Claude Resources Inc. – 2009 Annual Information Form	8

Item 1  Corporate Structure

1.1   Name, Address and Incorporation

Claude Resources Inc. (“Claude” or the “Company”)

Amalgamated, effective January 1, 2000, with its then subsidiaries Madsen Gold Corp. and 3377474 Canada Inc.  The amalgamated Company carries on business under the name Claude Resources Inc. and is governed by the Canada Business Corporations Act.

The registered office of the Company is located at 1500, 410 - 22nd Street East, Saskatoon, Saskatchewan, S7K 5T6.  Its principal executive office is located at 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, Telephone: (306) 668-7505 Facsimile:  (306) 668-7500, email:  clauderesources@clauderesources.com  website:  www.clauderesources.com.

1.2	Subsidiary Corporations

Claude has two wholly-owned subsidiary corporations: 4158849 Canada Ltd. and Madsen Gold Corporation, both Canada federal corporations. References herein to the “Company” or “Claude” include the Company and its subsidiaries, unless otherwise indicated or the context otherwise requires.

Item 2   General Development of the Business

2.1	Recent History

Recent developments in the Company’s business over the last three completed fiscal years were as follows:

2009:  In December 2009, following twenty months of compilation of historic data, SRK Consulting (Canada) Inc. (“SRK”) finalized a National Instrument 43-101 mineral resource evaluation for the Madsen Gold Mine.  The evaluation outlined Indicated Resources of 928,000 ounces of gold at 8.93 grams per tonne and Inferred Resources of 297,000 ounces of gold at 11.74 grams per tonne. The National Instrument 43-101 Technical Report was filed on January 20, 2010.

At the Madsen Property in Red Lake, Ontario, results from Phase I deep drilling of the 8 Zone Trend demonstrated down plunge continuity to 450 feet (1) below the 27th level with multiple holes returning strong visible gold associated with intensely silicified, biotite-altered basalt. Historic high grade drill results were verified  with the return of 25.77 grams of gold per tonne over 7.90 metres and 127.12 grams per tonne of gold over 0.75 metres.  Step out drilling to the east and west confirmed the development of favourable 8 Zone structure and stratigraphy.

(1) Historically, Madsen results have been reported in ounces per ton and feet (imperial).

During the fourth quarter the bulk sample program at Porky West was completed with 33,068 tonnes of ore at a grade of 3.34 grams of gold per tonne being processed.  Based on its low grade nature the Company will re-evaluate the economics of the Porky West deposit in 2010.

The Santoy 8 power line project, which ties the property to the provincial power grid, was completed during 2009.  Portal construction and surface infrastructure for the planned development of the Santoy 8 deposit were also initiated in late 2009.  The Company has completed the environmental studies and anticipates permits required for commercial mining of the Santoy 8 and 8E deposits in 2010.

During the second quarter of 2009, Claude completed its offer to purchase a portion of the outstanding 12 percent senior secured debentures of the Company.  A total of $8.3 million of the debentures were purchased representing approximately 46 percent.

Claude Resources Inc. – 2009 Annual Information Form	9

2008: At the Madsen Property in the Red Lake, Ontario camp, 47,210 metres of surface drilling focused on testing two advanced targets and four grassroots targets. In December 2008, the Company reached an important milestone with the commencement of its directionally-assisted underground drill program from the 10th level of the Madsen Mine shaft.  Phase 1 of the underground program targeted the 8 Zone system with 12,000 metres of drilling forecast.

Exploration on the Seabee Property focused on permitting and developing satellite ore bodies to be used as supplemental feed for the Seabee mill.  A 35,000 tonne bulk sample permit was obtained for the Porky West deposit in June 2008.  During 2008, 5,781 tonnes at a grade of 3.59 grams per tonne were processed from Porky West.  The bulk sampling program at Porky West was temporarily suspended until spring 2009 due to normal winter freeze up.

In June 2008, the Company released the results of a National Instrument 43-101 compliant Inferred and Indicated Mineral Resource estimate at the Santoy 8 deposits. The upgrading of the resource model is the Company's first step in the transition from exploration through bulk sampling to commercial production at the Santoy 8 deposits.  Claude believes that the Santoy 8 deposits represent a significant opportunity to expand the Seabee Mining Operation and the Company is currently completing environmental studies in preparation for mining of the Santoy 8 and 8E deposits in 2009.

To help fund the 2008 exploration program at the Madsen Property (including the dewatering of the Madsen Mine shaft) and to address ongoing equipment and infrastructure upgrades at the Seabee Properties, the Company completed a debenture financing for gross proceeds of $18.1 million.  The debentures feature a 12 percent interest rate and five year term with monthly interest only payments.  Debenture holders also received warrants in the amount of 10 percent of the debenture purchase.  Each warrant entitles the holder to acquire one common share at an exercise price of $1.60 per common share for a period of five years from the date of closing.

During the second quarter of 2008, the Company eliminated the 70 percent overriding royalty on its Alberta oil and natural gas assets in exchange for one-third of the Company’s working interest in those same assets.

During the fourth quarter of 2008, Claude sold its working interests in the Edson Gas Unit No. 1 and the Edson Gas Plant for gross proceeds of $11.2 million.  Proceeds on the disposition will be used to ensure continued funding of the Madsen Property and finance production expansion at the Seabee mining operation. The Edson Gas Unit represented the majority of the Company’s historic natural gas sales.

2007:  Dewatering of the Madsen Mine shaft was initiated in July of 2007.  The Company’s 2007 surface drill program included 90 holes totaling 32,800 metres which targeted the Treasure Box, Russett South and Fork zones.  The programs resulted in the discovery of significant gold mineralization, primarily at the Russett and Fork zones.  The 2008 drill program planned to test three advanced exploration targets and seven regional and/or conceptual targets.

After a six month bulk sampling program, Santoy 7 initiated commercial mining in the fourth quarter of 2007.  It has an expected life into the first half of 2010, delivering approximately 150 tonnes per day to the Seabee mill. The successful transition from exploration through bulk sampling to commercial production of Santoy 7 is one step towards the development of four satellite deposits located within trucking distance of the expanded Seabee mill.

Delineation drilling continued on the Santoy 8 zone featuring 147 holes totaling 31,700 metres. The purpose of the drill program was to upgrade the resource to the indicated category to allow for the completion of a feasibility report.  The Company anticipated the submission of an Environmental Impact Study and, subject to regulatory approvals, the initiation of mining in 2009.

During the first quarter of the year the expansion of the Seabee mill was completed. The increase in capacity will allow for greater flexibility in mine planning as well as ensure available capacity for tonnage from potential gold projects such as the Santoy 8 zone and Porky Lake project.

Claude Resources Inc. – 2009 Annual Information Form	10

Item 3  Description of the Company’s Business

3.1      General

The Company is engaged in the acquisition, exploration, and development of precious metal properties and the production and marketing of minerals. The majority of Claude's mineral properties are located in northern Saskatchewan and northwestern Ontario.  Claude’s oil and natural gas properties are located in Alberta, all of which are being held for sale.

The Company’s mineral property portfolio includes the Seabee Mine, a producing gold mine located at Laonil Lake, Saskatchewan, approximately 125 kilometres northeast of La Ronge, This operation has been in production since December 1991, producing  881,473 ounces of gold to December 31, 2009. In 2009, gold sales were 47,009 ounces.  In 2008, gold sales from the mine were 44,700 ounces compared to 40,200 ounces in 2007.

The Company also holds a portfolio of exploration properties in Canada, most of which are located in the provinces of Saskatchewan, Manitoba and Ontario, including the Madsen Properties.  The Madsen Properties comprise six contiguous claim blocks totaling approximately 10,000 acres (4,000 hectares) located in the Red Lake Mining District of northwestern Ontario.

A detailed description of the Seabee Property and the Company’s other mineral properties is found under “3.3 Mineral Properties”.

The Company owns and administers its oil, ngls and natural gas property interests in Alberta.  These property interests in Alberta are operated by others and produced 33,800 barrels of oil and ngls (2008 - 46,000 barrels; 2007 - 64,600 barrels) and 17,100 MCF of natural gas (2008 - 282,000 MCF; 2007 - 588,000 MCF) in 2009.

A detailed description of the Company’s oil and natural gas properties is found under “3.4  Statement of Reserves Data and Other Oil and Natural Gas Information”.

For the three fiscal years ended December 31, 2009, 2008 and 2007 respectively, gold sales accounted for 95%, 85%, and 77% of the Company’s revenues while oil, ngls and natural gas sales accounted for 5%, 15% and 23% of the Company’s revenues.

Operations, although affected by weather, are not seasonal as both gold and oil and natural gas are produced year round. The Company’s products are commodities for which there is an active market and are not differentiated from the products of competitors. Therefore, the Company conducts no special marketing for its products and its revenue is largely determined by prevailing market prices.

The Company is not dependent upon any patents, licenses or new manufacturing processes, nor is it dependent upon any financial contracts other than those entered into in the ordinary course of its business.

A statement regarding the Company’s competitive position is disclosed in “3.2 Risk Factors”, under “Industry Competition may Hinder Corporate Growth”.

3.2	Risk Factors

An investment in the common shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral deposit properties. In addition to the other information contained in the Company’s 2009 annual report, the following risk factors should be considered in evaluating the Company.

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The Company is Involved in the Resource Industry which has Certain Inherent Exploration and Operating Risks

The level of profitability of the Company in future years will depend mainly on gold prices, the cost of production at the Seabee Operation and whether any of the Company’s exploration stage properties can be brought into production. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate.  It is impossible to ensure that the current and future exploration programs on the Company’s mineral properties will establish reserves.  Whether an ore body will continue to be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and which have been highly volatile in the past, mining costs, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and reclamation and closure obligations.  The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Seabee Operation, to become unprofitable.  The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding.  The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure.

The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore, fluctuations in commodity markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, fluctuations in the U.S. dollar versus Canadian dollar exchange rate, allowable production, importing and exporting of minerals and environmental protection.

Persistent Low Gold Prices Could Cause Mine Operations to be Suspended or Shutdown and Negatively Affect the Company’s Profitability

The economics of developing gold and other metal properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of gold or other metals.  Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production.  The price of gold has fluctuated in recent years.  During the year ended December 31, 2009, the market price per ounce for gold ranged from a low of U.S. $810 to a high of U.S. $1,213 with an average price of U.S. $972.

Any significant drop in the price of gold adversely impacts the Company’s revenues, profitability and cash flows.  Also, sustained low gold prices can:

1.	Reduce production revenues as a result of cutbacks caused by the cessation of mining operations involving deposits or portions of deposits that have become uneconomic at the prevailing price of gold;
2.	Cause the cessation or deferral of new mining projects;
3.	Decrease the amount of capital available for exploration activities;
4.	Reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or,
5.	Cause the write-off of an asset whose value is impaired by the low price of gold.

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers and central bank sales and purchases of gold. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations.  The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affects the price of other commodities.  The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. If gold prices remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to continue mining operations or exploration activities.

There can be no assurance that the price of gold will remain stable or that such price will be at a level that will prove feasible to continue the Company’s exploration activities, or if applicable, begin development of its properties, or commence or, if commenced, continue commercial production.

Claude Resources Inc. – 2009 Annual Information Form	12

Fluctuations in the U.S. Dollar vs Canadian Dollar Exchange Rate Could Negatively Impact Operating Results

The price of gold and oil and natural gas is denominated in U.S. dollars and, accordingly, the Company’s proceeds from gold sales from the Seabee Operation and its oil and natural gas properties will be denominated and received in U.S. dollars.  As a result, fluctuations in the U.S. dollar against the Canadian dollar could result in unanticipated fluctuations in the Company’s financial results, which are reported in Canadian dollars.  During the year ended December 31, 2009, the CDN$/US$ exchange rate ranged from a low of $1.0259 to a high of $1.2991 with an average of $1.1420.

Current Global Financial Condition

Recent global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. The fallout from the current global financial crisis has resulted in the following conditions, which may have an impact on the operations and cash flows of the Company:

•	Volatility in commodity prices and foreign exchange rates,
•	Tightening of credit markets,
•	Increased counterparty risk, and
•	Volatility in the prices of publicly traded entities.

Although the tightening of credit markets has restricted the ability of certain companies to access capital, to date this has not had an impact on the Company’s liquidity. During 2009, the Company raised gross proceeds of approximately $29.8 million from public offerings and also  recently re-negotiated one of its credit facilities. However, continued tightening of credit markets may impact the ability of Claude to obtain equity or debt financing in the future on terms favourable to the Company.

To date, Claude has not experienced any difficulties with respect to any significant counterparties it transacts with. The counterparties continue to be highly rated and the Company has employed measures to reduce the impact of counterparty risk.

The Company has an equity portfolio of publicly listed companies that are classified as available-for-sale.  By holding these investments, the Company is exposed to various risk factors including market price risk and liquidity risk.  Continued volatility in equity markets may have an impact on the value of publicly listed companies in Claude’s equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

Inability to Raise Required Funding Could Cause Deferral of Projects and/or Dilution of Property Interests

The Company’s ability to continue its production, exploration and development activities depends in part on its ability to generate revenues from its operations or to obtain financing through joint ventures, debt financing, equity financing, and production sharing arrangements or other means.

The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties.  In addition, management estimates that more than $10.0 million is the minimum annual expenditure required to fulfill the Company’s intended exploration and dewatering programs in 2010.

At current gold prices and forecast production, Management believes operating cash flows will not be sufficient to fund the continued exploration at Madsen and winter ice road resupply requirements at the Seabee Operation.   Accordingly, the Company completed a private placement offering on December 30, 2009.  The $13.8 million in gross proceeds will be used to fund the continued exploration of the Madsen Property and for general corporate purposes. As well, the Company intends to divest of its remaining non core assets, the proceeds of which should decrease the need for additional capital to be raised.

Claude Resources Inc. – 2009 Annual Information Form	13

Unfavourable Government Regulatory Changes may Cause Cessation of Mining Operations and Exploration Activities

The Company’s exploration activities and mining operations are affected to varying degrees by government regulations relating to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property.  Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.  Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.  The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

Currently, all of the Company’s properties are subject to the federal laws of Canada and, depending upon the location of the Company’s properties, may be subject to the provincial laws of Manitoba, Saskatchewan, Alberta or Ontario as well as local municipal laws.  Mineral exploration and mining may be affected in varying degrees by government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental and mine safety legislation.

Environmental, Health and Safety Risk

In connection with its operational properties, Claude expends significant financial and managerial resources to comply with a complex set of environmental, health and safety laws, regulations, guidelines and permitting requirements (for the purpose of this paragraph, “laws”) drawn from a number of different jurisdictions.  The Company believes it is generally in compliance with these laws. Claude anticipates that it will be required to expend significant financial and managerial resources to comply with these laws in the future as the historical trend toward stricter laws is likely to continue. The possibility of more stringent laws or more rigorous enforcement of existing laws exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining sites, restriction of areas where exploration, development and mining activities may take place and other environmental matters, each of which could have a material adverse effect on Claude’s exploration, operations and the cost or the viability of a particular project.

The Company’s facilities operate under various operating and environmental permits, licenses and approvals that contain conditions that must be met and Claude’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with these conditions.  Failure to meet certain of these conditions could result in interruption or closure of exploration, development or mining operations or material fines or penalties, all of which could have an adverse impact on Claude’s future cash flows, earnings, results of operations and financial condition. Claude is unable to quantify the costs of such a failure.

To the best of the Company’s knowledge, the Company is operating in compliance with all applicable environmental, health and safety regulations.

Imprecise Ore Reserves and Ore Grade Estimates may Negatively Impact Gold Production and Operating Profitability

Although the Company has assessed the Mineral Reserve and Mineral Resource estimates contained in this document and believes that the methods used to estimate such Mineral Reserves and Mineral Resources are appropriate, such figures are estimates. Estimates of Mineral Reserves and Mineral Resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable.  Furthermore, the indicated level of recovery of gold may not be realized. Market price fluctuations of gold may render reserves and deposits containing relatively lower grades of mineralization uneconomic.  Moreover, short-term operating factors relating to Mineral Reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Claude Resources Inc. – 2009 Annual Information Form	14

Personnel Risk

Many of the projects undertaken by the Company rely on the availability of skilled labour and the capital outlays required to employ such labour.  The Company employs full and part time employees, contractors and consultants to assist in executing operations and providing technical guidance.  In the event of a skilled labour shortage, various projects of the Company may not become operational due to increased capital outlays associated with labour.  Further, a skilled labour shortage could result in operational issues such as production shortfalls and higher mining costs.

Potential Shareholder Dilution Could Impact Share Price and New Equity Issues

As of December 31, 2009, there were directors, officers, key employees and consultant stock options outstanding to purchase 3,259,028 common shares and 29,805,655 share purchase warrants outstanding. The common shares issuable under these options and warrants, if fully exercised, would constitute approximately 21.8 percent of the Company’s resulting share capital. The exercise of such options or warrants and the subsequent resale of such shares in the public market could adversely affect the prevailing share market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate.  The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options.  Any share issuances from the Company’s treasury could result in immediate dilution to existing shareholders.

Industry Competition may Hinder Corporate Growth

The Company’s business is intensely competitive, and the Company competes with other mining and oil and natural gas companies, some of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and, the capital for the purpose of financing development of such properties.  Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a worldwide basis and some of these companies have much greater financial and technical resources than the Company.  Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties.  The Company’s inability to compete with other mining companies could have a material adverse effect on the Company’s results of operations and its business.

Extreme and Persistent Weather Conditions could cause Operating and Exploration Difficulties

The Seabee Operation, certain of the Company’s oil and natural gas properties and the Company’s exploration properties are all located in the northern portions of Saskatchewan, Ontario, Manitoba or Alberta. Access to these properties and the ability to conduct work on them can be affected by adverse weather conditions. Adverse weather conditions can also increase the costs of both access and work on the Company’s properties.

Title to Company Properties could be Challenged with Potential Loss of Ownership

Acquisition of title to mineral properties is a very detailed and time-consuming process.  The Company believes it has investigated title to all of its mineral properties and has obtained title opinions with respect to its most significant properties. To the best of the Company’s knowledge, titles to all such properties are in good standing. For the Madsen properties, the Company has searched title records for any and all encumbrances. For the Seabee properties, the Company has examined property search abstracts from the Saskatchewan Energy and Resources as well as made inquiries and reviewed lease files from the Ministry.  It has also received confirmation of title from Saskatchewan Environment.

Claude Resources Inc. – 2009 Annual Information Form	15

The title to the Company’s properties could be challenged or impugned.  The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Uninsured Risks could Negatively Impact Profitability

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire and flooding and earthquakes may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the securities of the Company.

Issuance of Flow-Through Securities and the Potential Liabilities Associated with the Failure to Incur Defined Exploration Expenditures within a Certain Time Frame

Flow-through securities are securities of the Company which meet certain criteria and qualify for flow-through tax treatment for the purposes of the Income Tax Act (Canada)(“ITA”).  Qualification as a “flow-through share” enables the Company to renounce certain eligible resource expenditures incurred by the Company for the benefit of any investor who is a Canadian taxpayer.  Once issued, the shares are common shares of the Company and are not differentiated from shares which were not flow-through shares.

The Company has financed certain mining exploration activities primarily through the issuance of equity, including flow-through shares. As a result of flow-through share agreements entered into during 2009, the Company is required to expend $6.0 million in qualifying Canadian Exploration Expenses, as defined by the ITA, prior to December 31, 2010.  At December 31, 2009, $3.6  million remains to be expended.

Under the ITA, companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement (generally, 12 to 24 months) and to flow-through or “renounce” the related tax deduction to the investor.  The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration in Canada.

In the event that the Company is unable to make the renunciation or fails to expend the funds on qualifying exploration expenditures, the investor may be subject to reassessment for any related tax deduction taken by the investor and the Company could be liable to the investor for damages in an action for breach of contract.  However, there is no right of rescission of the subscription contract that would result in a reversal of the share issuance.  The investor may be entitled to damages (based on a breach of contract claim), which may include amounts related to the increased tax liability that the shareholder experienced resulting from the failure of the Company to renounce the contracted qualifying expenditures.  In addition, the Company could be required to pay a penalty and interest to the Government of Canada for failure to make and renounce such qualifying expenditures, within prescribed time limits.

Although the Company believes it will make the qualifying expenditures and renounce the related tax deduction for the benefit of the purchasers of its flow-through shares, there can be no assurance that the Company will be able to make the qualifying expenditures or renounce such deductions in a timely manner.  The failure to make the qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Company’s business or its ability to raise additional financing through the issuance of flow-through shares.

Due to the Company’s Canadian Jurisdiction, Investors may be Deterred from Trading Company Stock as it may be Difficult for United States (“U.S.”) Investors to Effect Service of Process Against the Company

The Company is incorporated under the laws of Canada.  All of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to affect service of process in the United States upon the Company’s directors or officers or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Claude Resources Inc. – 2009 Annual Information Form	16

Conflicts of Interest

Certain of the directors of the Company are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions.  As such, situations may arise where such directors are in a conflict of interest with the Company.  The Company will resolve any actual conflicts of interest if and when the same arise in accordance with the Company’s Conflict of Interest Policies.

Non-Operator Status of Alberta Oil and Natural Gas Properties

All of Claude’s oil and natural gas properties in Alberta are operated by others.  As such, the Company has little or no control over the operation of these assets.  The Company relies on the operators to ensure they are following best industry practices and thereby mitigating potential risks.  The risk factors found in the Company’s oil and natural gas operations are similar to those found in its gold operations.  These include but are not limited to, inherent exploration and operating risks, volatility of crude oil and natural gas prices, fluctuations in the U.S. dollar versus Canadian dollar exchange rate, environmental regulation and risk, uncertainty of reserve and resource estimates, governmental regulations, competition and insurance risks.

3.3  Mineral Properties

The Company’s mineral property portfolio includes Seabee, a producing gold mine, and a portfolio of exploration properties in Canada, most of which are located in the Provinces of Saskatchewan or Ontario. The Company has assembled the majority of its property portfolio around three areas - the Seabee Mine (including the Santoy 8 and Porky Lake exploration projects) in Saskatchewan, and the formerly producing Madsen Mine in Ontario.. At the Seabee Operation and Madsen Property, Claude owns a mill and equipment that could potentially be used to process ore from any economic ore body found within the portfolio of properties located around it either by relocating the mill and equipment to the economic ore body or by transporting the ore to the current mill site. At the present time, only the Seabee Mine is producing gold.

CLAUDE ASSET LOCATIONS

Claude Resources Inc. – 2009 Annual Information Form	17

Except for the Seabee Mine, all of the Company’s mining properties are at the exploration stage. Among the Company’s exploration projects, those within trucking distance of the Seabee mill and the Madsen Property will receive the majority of the Company’s exploration budget and focus for the foreseeable future.

Seabee Mine

The Seabee Mine is located at Laonil Lake, Saskatchewan, approximately 125 kilometres northeast of the town of La Ronge. Claude commenced commercial production at the mine in December, 1991. Since start-up, the mine has produced 881,473 ounces of gold including 47,009 ounces produced in 2009.

SEABEE PROPERTY

SEABEE AREA
Property Description and Access

The Seabee Operation produces gold from four mineral leases. The original ten quartz claims covering the mine site were consolidated into a single mineral lease (ML 5519) of approximately 201 hectares granted by the Crown on November 25, 1999. In November 1994, the Company entered into an option agreement to acquire a 100 percent working interest, subject to a 30 percent Net Profits Interest, in the surrounding Currie Rose property. After fulfilling the conditions in the option agreement and obtaining a 100 percent interest in the property, a portion of the claims were converted to a mineral lease (ML 5520) on January 1, 1999.  The leases were renegotiated in June of 2002 and expire in 2025. Additional mineral leases were added during 2007 at Porky West (ML 5536) and Santoy 7 (ML 5535) and during 2009 at Santoy 8 (ML 5543).  The current land position comprises an area in excess of 14,400 hectares.

Claude Resources Inc. – 2009 Annual Information Form	18

The Seabee Operation is located in the La Ronge Mining District at the north end of Laonil Lake approximately 125 kilometres northeast of the town of La Ronge, Saskatchewan and about 150 kilometres northwest of Flin Flon, Manitoba.

Topography of the region is characterized by low rocky ridges interspersed with lakes and muskeg. Temperature in the region typically ranges from -13 degrees Fahrenheit (-25 degrees Celsius) in January to 62 degrees Fahrenheit (17 degrees Celsius) in July. Mean annual precipitation is approximately 20 inches per year which includes snowfall from late October to mid-April.

Access to the minesite is by fixed wing aircraft from La Ronge or Flin Flon to a 1,275 metre airstrip located on the property. Equipment and bulky or heavier supplies are trucked to the site via a 60 kilometre winter road from Brabant Lake on Highway 102. The winter road is typically in use from January through March.

The Seabee Operation directly supports a workforce of approximately 240 employees with permanent camp facilities.  Electrical power is provided by a transmission line to the Operation by the provincial power authority, Saskatchewan Power Corporation.

Property Royalties

The Company has a 100 percent interest in both the Seabee and Currie Rose properties. However, production from the Currie Rose property is subject to a 30 percent Net Profits Interest (NPI) in favor of Currie Rose Resources Inc. (“Currie Rose Resources”) for the first $1,000,000 of profits received by Claude from the property in a fiscal year, which is reduced to a 25 percent NPI for any additional profits received by Claude during that fiscal year. Prior to Currie Rose Resources receiving any of the NPI, Claude is entitled to first recover from the NPI the Currie Rose Resources portion of capital, development and operating costs related to the production of that ore. Claude is also entitled to subtract the interest on Currie Rose Resources’ operating costs which is charged at prime plus 1.5 percent based upon the previous month’s outstanding balance. As at December 31, 2009, the cumulative deficiency of Currie Rose Resources’ share of these capital and operating costs totaled approximately $15.9 million (2008 - $14.8 million). Since commencing commercial gold production, a total of 646,251 tonnes of ore have been processed from the Currie Rose property, from which a total of 128,302 ounces of gold have been recovered.

From 2004 through 2007 the Company sold production royalties for proceeds of $7.1 million, $14.0 million, $35.0 million and $25.6 million, respectively.  Certain disclosure of these transactions has been taken from the 2009 Notes to the Consolidated Financial Statements and is provided below:

Claude Resources Inc. – 2009 Annual Information Form	19

a) In December 2007, the Company entered into a Royalty Agreement (“2007 Agreement”) with Red Mile Resources No. 11 Limited Partnership (“Red Mile No. 11”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee Operation; this agreement lasts the shorter of 10 years or the life of the Seabee Operation. The Company received cash of $28,955,250 which included royalty income of $25,624,000, indemnity fees of $1,355,382 and interest income of $1,975,868.

Under the terms of the 2007 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $35.17 to $147.05 per ounce over the remaining term of the 2007 Agreement. In addition, the Company granted Red Mile No. 11 a Net Profits Interest (NPI) of 3.50%, 3.70% or 3.90% in years 2013 through 2017, payable only if each day's price of gold in any of those calendar years is equal to or greater than CDN $1,250, $1,500 or $1,675 per ounce, respectively.  Management believes that at current gold prices there will be no amounts owing under this NPI.

$25,625,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note.  The restricted promissory note earns interest at 7 percent, payable annually, and matures on February 15, 2017. Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 11, effectively terminating the 2007 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2007 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 11 is included in "Royalty Obligations". These amounts are treated as debt and bear interest which is included in interest expense. The indemnity fee and interest income of $1,355,382 and $1,975,868 received by the Company are included in "Deferred Revenue" on the balance sheet and are being recognized in income over the life of the 2007 Agreement.

b) In December 2006, the Company entered into a Royalty Agreement (“2006 Agreement”) with Red Mile Resources No. 8 Limited Partnership (“Red Mile No. 8”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee Operation; this agreement lasts the shorter of 10 years or the life of the Seabee Operation. The Company received cash of $39,200,000 which included royalty income of $35,000,000, indemnity fees of $436,000 and interest income of $3,764,000.

Under the terms of the 2006 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $40.82 to $198.95 per ounce over the remaining term of the agreement.  In addition, the Company granted Red Mile No. 8 a Net Profits Interest (NPI) of 3.75%, 4.00% or 4.25% in years 2012 through 2016, payable only if each day’s price of gold in any of those calendar years is greater than CDN $975, $1,175 or $1,375 per ounce, respectively.  Management believes that despite current gold prices there will be no amounts owing under this NPI.

$35,000,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 7 percent, payable annually, and matures on February 15, 2016.  Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 8, effectively terminating the 2006 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2006 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 8 is included in “Royalty Obligations”.  These amounts are treated as debt and bear interest which is included in interest expense.  The indemnity fee and interest income of $436,000 and $3,764,000 received by the Company are included in “Deferred Revenue” on the balance sheet and are being recognized in income over the life of the 2006 Agreement.

c) In December 2005, the Company entered into a Royalty Agreement (“2005 Agreement”) with Red Mile Resources No. 7 Limited Partnership (“Red Mile No. 7”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee Operation; this agreement lasts the shorter of 10 years or the life of the Seabee Operation. The Company received cash of $15,680,000 which included royalty income of $14,000,000, indemnity fees of $907,000 and prepaid interest of $773,000.

Claude Resources Inc. – 2009 Annual Information Form	20

Under the terms of the 2005 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $15.04 to $112.45 per ounce over the remaining term of the 2005 Agreement.  In addition, the Company granted Red Mile No. 7 a Net Profits Interest (NPI) of 1.00%, 2.00% or 3.00% in years 2011 through 2015, payable only if each day’s price of gold in any of those calendar years is greater than CDN $875, $1,075 or $1,275 per ounce, respectively. Management believes that despite current gold prices there will be no amounts owing under this NPI.

$14,000,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 6 percent, payable annually, and matures on February 15, 2015.  Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 7, effectively terminating the 2005 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2005 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 7 is included in “Royalty Obligations”.  These amounts are treated as debt and bear interest which is included in interest expense.  The indemnity fee of $907,000 received by the Company is included in “Deferred Revenue” on the balance sheet and is being recognized in income over the life of the 2005 agreement.  The prepaid interest of $773,000 received by the Company was deferred and recorded as income in 2006.

d) In December 2004, the Company entered into a Royalty Agreement (“2004 Agreement”) with Red Mile Resources No. 3 Limited Partnership (“Red Mile No. 3”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee Operation; this agreement lasts the shorter of 10 years or the life of the Seabee Operation. The Company received cash of $8,018,000 which included royalty income of $7,112,000, indemnity fees of $625,000 and prepaid interest of $281,000.

Under the terms of the 2004 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $12.10 to $24.53 per ounce over the remaining term of the 2004 Agreement.  In addition, the Company granted Red Mile No. 3 a Net Profits Interest (NPI) of 2.50%, 3.00% or 4.00% in years 2010 through 2014, payable only if each day’s price of gold in any of those calendar years is greater than CDN $800, $900 or $1,200 per ounce, respectively.  Management believes that despite current gold prices there will be no amounts owing under this NPI.

$6,982,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 6 percent, payable annually, and matures on December 10, 2014.  Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 3, effectively terminating the 2004 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2004 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 3 is included in “Royalty Obligations”.  These amounts are treated as debt and bear interest which is included in interest expense.  The indemnity fee of $625,000 received by the Company is included in “Deferred Revenue” on the balance sheet and is being recognized in income over the life of the 2004 agreement.  The prepaid interest of $281,000 received by the Company was deferred and recorded as income in 2005.

The following supplemental schedules present the effects of the Red Mile Agreements on the Restricted Promissory Notes, Royalty Obligations, and Deferred Revenue balances presented on the Company’s balance sheet:

	2009	2008
Balance, beginning of year	$81,938	$81,606
Interest earned	630	332
Balance, end of year	$82,568	$81,938

Royalty Obligations
	2009	2008

Balance, beginning of year	$83,130	$82,779
Interest accrued	424	351
Balance, end of year	$83,554	$83,130

History

Gold was first discovered around Laonil Lake in 1947 by prospectors acting on behalf of Cominco Inc. (“Cominco”). Between 1947 and 1950, Cominco conducted an extensive program of prospecting, trenching, geological mapping and diamond drilling.  The latter activity involved 79 holes totaling 4,414 metres and identified four gold-bearing structures or zones on the property.

The property remained dormant until 1974, although in 1958 Cominco applied for and was granted 10 Quartz mining leases covering the property. In 1961, Cominco drilled 2 shallow holes of 41 metres as part of an overall review of the known property data. This review allowed Cominco to estimate the property contained a small gold resource. Cominco resumed exploration in 1974 and drilled 16 holes totaling 458 metres to test additional vein structures. In 1982-83, Cominco resumed work and drilled 3,776 metres in 20 holes, but they did not complete the entire program as Cominco sold the property to BEC International Corporation who subsequently reached an agreement with Claude which became the owner.

After its acquisition of the Seabee Property, Claude drilled 3 holes totaling 226 metres to corroborate Cominco’s prior work and property estimates. In June 1985, Claude optioned the property to Placer Development Limited  (subsequently Placer Dome Inc. “Placer”). Placer carried out an extensive exploration program, which included geologic mapping, trenching and stripping, geophysical, geochemical, environmental and metallurgical studies, as well as both surface and underground drilling: 95 surface drill holes were completed and 72 underground drill holes were drilled from an underground exploration decline on Zone 2. The decline was 305 metres long and diamond drill stations were cut from one of two drives. At the completion of this program, Placer determined the property did not meet its criteria for development and allowed its option on the Seabee Property to expire in June 1988 and returned the property to Claude.

After the return of the property, Claude initiated geological compilation and analytical studies designed to correlate and substantiate the work done by Placer. The Company engaged Cominco Engineering Services Limited (“Cominco Engineering”) to conduct bulk sampling and drilling as part of a feasibility study. A.C.A. Howe International Limited (“A.C.A. Howe”) completed a reserve estimate for the property in December 1988 and Cominco Engineering submitted a positive Feasibility Study in August 1989 and subsequently revised the study in May 1990. At that time, Claude made the decision to put the deposit into production and construction of the mine began in the summer of 1990. Mining commenced at Seabee in December 1991.

Regional and Property Geology

Northern Saskatchewan forms part of the Churchill Province of the Canadian Shield. It has been subdivided into a series of lithostructural crystal units and the section containing the Seabee Mine has been termed the Glennie Lake domain. This domain includes both sediment-and volcanic-derived rocks. The mine is located within the eastern contact area of the Laonil Lake Intrusive Complex, a roughly triangular shaped gabbroic intrusive body. All rocks are deformed and have been regionally metamorphosed at conditions of middle amphibolite facies.

Claude Resources Inc. – 2009 Annual Information Form	21

The Seabee Property is underlain by the Laonil Lake gabbro. Numerous quartz-tourmaline bearing mineralized shear structures traverse the complex forming a complicated shear system. The vein structures dip steeply, generally strike at 70 degrees and exhibit extreme splay structures. Although the predominant trend is around 70 degrees, sub-parallel to the Laonil Lake Shear Zone, northwesterly structures have also been encountered. Vein mineralogy is dominantly quartz with pyrite, pyrrhotite and chalcopyrite with accessory tourmaline and carbonate. Silicification is the most common alteration type. Gold mainly occurs in the free form as flakes and films replacing pyrite or at sulphide boundaries. The higher grade gold values are often associated with sections rich in sulphides or at vein junctions.

Mine Details

Construction of the Seabee Mine began in 1990.  The mill was completed in late 1991 with gold production commencing in December of that year. The mine hosts permanent facilities to support all mining operations and personnel.  The Seabee Operation employs approximately 240 workers with 114 on site at any given time, subject to seasonal adjustments. Approximately 120 persons are employed in the mill, maintenance, electrical, catering, surface, diamond drilling and technical services areas, on a two week-in and two week-out rotation. The remaining 120 people are employed in the underground operations. Camp facilities on site are capable of accommodating 189 people and are supported by a full complement of dining and recreation facilities.

Claude received regulatory approval in 1991 to deposit mill effluent and tailings into the dewatered East Lake.  The East Lake Tailings Management Facility (“TMF”) was near capacity by the end of 2004; therefore, a new TMF was proposed.

Claude selected Triangle Lake as the preferred site for the construction of a new TMF.  Conditional regulatory approval to deposit tailings in Triangle Lake was obtained in 2004.

The proposed TMF at Triangle Lake included two containment dams, North Dam and South Dam, at the north and south ends of the Triangle Lake basin, respectively.  The North Dam was to provide tailings containment between Triangle and Pine Lakes, while the South Dam was to divert surface runoff from the lowlands south of the Triangle Lake and provide tailings containment.  Regulatory approval was granted in August 2004 to construct the North Dam.  A preliminary design for the South Dam was completed in August 2005 and the dam itself was completed in 2006.

In 2007, the Company raised the height of the Triangle Lake Dams to 454.0 metres elevation, recommissioned the water treatment plant and installed evaporators at its TMF.  Engineering studies by Golder Associates  were submitted to the Ministry of the Environment in 2008 where it was proposed to raise the Triangle Lake Dams to the 460 metre level. The Company expects the six metre increase to cost approximately $1.0 million.  The engineering study also proposed stacked tailings for both the Triangle Lake and East Lake TMF which could extend TMF capacity over ten years.  Stacked tailings, a process which allows for tailings impoundment to exceed final dam elevation, has been used successfully in other mining jurisdictions in Canada. If approved the stacked tails expansion could begin as early as 2010.  The Company expects the stacked tailings process to have minimal cost.

The Company utilizes shrinkage stope, cut and fill and long-hole mining methods to extract its ore bodies at the Seabee Operation.  Shrinkage or shrinkage stoping refers to any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining.  Since ore “swells” when broken (blasted ore increases its occupied volume by approximately 30%), it is necessary to shrink the muck pile a corresponding amount by drawing some of the broken ore out as the stope is advanced upward. As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Seabee Operation in the amount of $1.6 million.  As security for these letters of credit, the Company has provided investment certificates in the same amount.

Claude Resources Inc. – 2009 Annual Information Form	22

The illustration below describes the general approach to shrinkage stoping:

The long-hole mining method is employed in steeply dipping narrow orebodies.  Avoca long hole mining aims to maximize the known resource and extract the orebody from the bottom up. Ore is blasted at one end of an open stope while dry waste rock fill is added to the other end to limit the length of the exposed wall in order to control wall failure.   Conventional longhole limits the strike length of stopes to control dilution with resulting lower recoveries left in “rib” pillars.

The zones currently being mined are accessed by a 3.4 by 4.5 metre ramp to the 1,000 metre level. Mining efforts are currently being focused on the 2b and 2c zones at depth on the 790 thru 970 levels. The shaft and hoisting facility, commissioned in the fourth quarter of 1997 (with an extension commissioned in November 2003), provides ore and waste transport to surface. As much as 850 tonnes per day of ore and waste are moved to the ore and waste pass system and hoisted to surface with the ore then conveyed to the mill.  Seabee will operate under a three year mine plan which will focus on the 2b and 2c zones at depth, possibly facilitated by a shaft extension. The mill process consists of a three stage crushing circuit, a three stage grinding circuit, followed by cyanide leaching. The leached gold is collected in a carbon-in-pulp circuit, stripped using mild caustic and collected on stainless steel mesh cathodes by electrowinning. The product from electrowinning is refined into dore bars in a bullion furnace. Power is supplied by line from Saskatchewan Power Corporation’s provincial power grid.  During 2009, the Company completed the construction of the power line extension from the main camp to the Santoy 8 project, along side its all-weather road.

Seabee Mine Future Work Programs

Mineralization is known to extend below the current lowest working levels at both Seabee and Currie Rose, in addition to known veins not yet mined.  Claude is planning in excess of 40,000 metres of underground drilling at Seabee to replace 2010 production.  Drilling will be and has been focused on the 2B and 2C veins laterally and at depth from the 900 metre level.
The following table details the operating data of the Seabee Operation for the last 5 years:

Claude Resources Inc. – 2009 Annual Information Form	23

Seabee Mine Operating Data
	2009	2008	2007	2006	2005

Ore Milled (tonnes)(1)	247,600	228,400	227,700	253,600	236,400
Grade processed (grams per tonne)	6.17	6.46	6.35	6.16	6.32
Mill Recoveries (%)	95.3	95.8	95.4	93.6	92.9
Gold Produced (ounces) (1)	46,800	45,500	44,300	47,000	44,600
Gold Sold (ounces) (2)	43,600	44,100	40,200	47,400	42,200
Cash Cost (CDN$/ounce of gold sold) (3)	699	729	629	449	434
Cash Cost (US$/ounce of gold sold) (3)	$613	$683	$586	$396	$358

(1) Includes amounts from the Santoy and Porky West bulk samples.
(2) Excludes amounts from the Santoy 7 and Porky West bulk samples.
(3) The Company reports its operating costs on a per-ounce basis based on uniform standards developed by the Gold Institute. Management uses        this measure to analyze the profitability (compared to average realized gold prices) of the Seabee Operation, before depreciation, depletion and accretion. When evaluating this profitability measure, investors should be aware that no provision has been made for exploration or development costs.  A reconciliation of the cash costs in the above table is provided below:

Consolidated Total Cash Costs (U.S. Dollar)
Per Gold Ounce Sold

Years ended December 31
	2009	2008	2007	2006	2005

Direct mining cost	$613	$683	$586	$396	$358
Other	-	-	-	-	-
Cash operating costs	$613	$683	$586	$396	$358

Less: Royalties	-	-	-	-	-
Total cash costs	$613	$683	$586	$396	$358

Gold ounces sold	43,600	44,100	40,200	47,400	42,200
Mine operating costs (US $ millions)	$26.7	$30.2	$23.6	$18.8	$15.1
(CDN $ millions)	$30.5	$32.2	$25.3	$21.3	$18.3

Readers are cautioned that the above measures may not be comparable to other similarly titled measures of other companies should these companies not follow Gold Institute standards.

Since commencement of production in 1991, the mill has processed more than 3.8 million tonnes of ore at an average head grade of  7.6 grams of gold per tonne producing 881,473 ounces of gold to December 31, 2009.

Seabee Property - Currie Rose

Claude's 11,000 acre (4,500 hectare) Currie Rose property surrounds the Seabee Property with most of the ground under disposition lying to the west, north and east. In 1994, Claude entered into an option agreement with Currie Rose Resources, a non-affiliated public company traded on the TSX Venture Exchange. The Company has earned a 100 percent interest in the Currie Rose property subject to a 30 percent Net Profits Interest (NPI) in favour of Currie Rose Resources.  See “Property Royalties” on page 19, for further detail.

Geology

The geology of the Currie Rose property is similar to that observed in the previously described Seabee Mine, as the Laonil Lake Intrusive Complex underlies much of the property. Outside the core of the property, the Laonil Lake Intrusive Complex is flanked by a volcanic-sedimentary rock sequence. Limited drilling in these rock types has returned anomalous gold values.   As reported above, gold-bearing shears traverse this sequence. See “History” below for further detail.

Claude Resources Inc. – 2009 Annual Information Form	24

History

The Currie Rose property was originally staked by prospector David Partridge in 1980 to cover gold occurrences discovered by his father, Eric Partridge, during the mid 1960s and early 1970s. They were optioned in 1980 and purchased outright in 1983 by Currie Rose Resources. Currie Rose Resources conducted exploration on the property from 1980 to 1984 before optioning the property to Placer. Placer was the exploration operator from 1984 to 1990.  Approximately $2.6 million was spent on various exploration activities on the property during this period.

Placer’s option on the property expired in 1991 with Currie Rose Resources regaining a 100 percent interest. No exploration work was conducted until 1994 when Claude entered into an option agreement and carried out a prospecting program. This program identified at least nine gold bearing structures that warranted drill testing. In 1995, Claude conducted a drill program of 3,458 metres in 27 holes to test the structures identified during the prior year. In 1996, Claude drilled a total of 2,566 metres in 23 holes to define the 10 zone which was adjacent to the western boundary of the Seabee Property claims.

In 1997, Claude drilled a total of 1,395 metres in six holes, including one that straddled the Seabee Property’s western boundary. The holes encountered veins that were interpreted as extensions of the Seabee’s 10 and 2c structures. Work programs in 1999 involved 60 holes totaling 7,346 metres of diamond drilling. This program targeted showings discovered by prospecting in the two preceding years and focused on an area of the Currie Rose property to the south and west of the mine trend. It produced some remarkable intersections on a structure (R and S Vein intersection) that appears to have a limited strike length. Additional structures returned encouraging intersections that required follow-up drilling.

The work program in 2000 included the winter drilling of 23 surface holes totaling 5,397 metres. As a follow-up to the preceding year’s program, most of the holes were collared to the west of the Mineral Lease 5520 in the Bird Lake area, exploring for mineralized structures parallel to the 2 Vein. Other targets in the Porky Lake and Pine Lake areas were also tested. Drilling was successful in confirming the existence of strong shear structures with encouraging gold values.

In 2001, Claude explored six more remote target areas with a program that involved 42 holes that totaled 5,037 metres of diamond drilling. Testing splays and parallel structures, this drilling encountered anomalous gold values within variably sheared host rocks. Target areas included Scoop, Porky, Herb, Pine, East and West Bird Lakes.

In 2002, Claude focused its attention on a laterally extensive geochemical soil anomaly on the west shore of Porky Lake and on a series of quartz-bearing shear structures north and east of the No. 5 ramp access. Porky Lake lies three kilometres north of the Seabee Mine. The Porky Main and West zones are located in or close to the hinge area of the regional Porky Lake anticline. Mineralization is hosted by shear zones near the contact between mafic metavolcanic rocks and underlying feldspathic arenite. Both lithologies are extensively altered and quartz flooded. Eighteen holes totaling 3,355 metres targeted the former and 31 holes totaling 6,743 metres targeted the latter.  The Porky Lake drilling resulted in the discovery of the Porky West zone, a ‘calc-silicate’ second order shear structure that returned gold grades in the 3-15 grams per tonne range over widths from one to three metres.  Additional drilling east of the No. 5 mine access produced isolated high gold values over narrow widths.

Drilling in 2003 on the Porky West zone had as its goal, the delineation of this mineralized structure to depth and along strike.  The program consisted of 28 holes totaling 5,775 metres on 50-metre centres on the main zone.  An additional 13 holes totaling 2,913 metres tested the structure’s potential along strike to the west.  This drilling resulted in the discovery of an arenite-hosted high-grade lens named the west zone.  Follow-up induced polarization geophysical surveys suggest the Porky Lake mineralized system is more pervasive than previously thought with greater continuity of the associated sulfide phases.

Drilling in 2004 in the Porky Main zone consisted of 22 in-fill holes totaling 3,047 metres. The holes were collared on a grid of approximately 25 by 25 metres. Based on these and previously drilled holes, a resource estimation has identified 160,000 tonnes grading 7.50 grams per tonne in the Indicated Mineral Resource category with an additional 70,000 tonnes grading 10.43 grams per tonne in the Inferred Mineral Resource category.  This resource estimation was done using the sectional method, with a 3.0 grams per tonne cut-off grade and a 42.5 grams per tonne cutting factor.

Claude Resources Inc. – 2009 Annual Information Form	25

The Porky West zone is located approximately 1.5 kilometres northwest of the Porky Main zone, in the northwest limb of the Porky Lake anticline. Mineralization in this structure is similar to that in the Main zone, but is mainly hosted in the feldspathic arenite. Thirty-one delineation holes totaling 5,027 metres were drilled in 2004 on the West zone on a grid of approximately 25 by 25 metres. The zone is open along strike further to the northwest as indicated by surface exploration that has returned high-grade grab samples.

A 6.8 kilometre all-weather road has been constructed between the Porky West zone and the Seabee Mill.

In addition to the delineation drills in the Main and West zones, 25 exploratory holes totaling 5,710 metres were drilled on the eastern limb of the Porky Lake anticline, also targeting the contact between the mafic metavolcanic rocks and feldspathic arenite. This phase of the drill program identified a wide mineralized corridor (10 to 20 metres) that routinely returned assays of 1 to 2 grams per tonne. Within this corridor and associated with carbonate and chloritic alteration, drilling returned multiple high-grade sulfide-quartz vein intercepts, up to 31.87 grams per tonne over 6.3 metres.

The core from this program was logged and split at the Company's core logging facility at the Seabee mill. Assaying has been done by TSL Laboratories of Saskatoon which include random checks of pulps and rejects. All core intervals have been fire assayed with a gravimetric finish, with samples that assayed greater than 10 grams per tonne checked by a total metallics assay.

Claude continued to aggressively explore the Porky Lake area for gold deposits in 2005.  Permission to conduct bulk sampling of the Porky West zone was granted in early June. Physical work began at the site with the collaring of the portal and driving about 125 metres of a 3.5 metre high by 4.0 metre wide decline ramp down to the 65 metre level.  A 7,657 tonne bulk sample grading 3.69 grams per tonne was extracted in 2006 above the previously defined Mineral Resource.

There was limited exploration done in 2007. In 2008, Claude obtained an additional 35,000 tonne bulk sampling permit.  In June 2008, dewatering of the decline and underground development was initiated.  Once preparations were completed, a decline was driven down to access the 75-11 sill and a cut and fill lift is planned on the 65-11 sill during the initial phase of the expanded  bulk sampling program.  During  2008, 5,781 tonnes at a grade of 3.59 grams per tonne were processed from Porky West.

During 2009 the Company undertook a small diamond drill exploration program and completed the bulk sample program.  The bulk sample program extracted and processed 33,068 tonnes of ore at 3.34 grams of gold per tonne - development reached the 115 metre level. The surface diamond drilling program extended the Porky West ore shoots down plunge. Future work programs are currently under review.

Seabee/Currie Rose Future Work Programs

Based on the low grade nature and present size of the Porky West mineral deposit the Company will re-evaluate the economics of the deposit in 2010. However, the extensive mineralized horizon in the Porky Lake Region will continue to be explored by surface prospecting, geochemical surveys and additional drill testing.  Drilling is expected to begin during the first quarter of 2010.

Seabee Property - Santoy Region

The Santoy Lake property is an 11,400 acre (4,566 hectares) claim group located adjacent to the Claude/Currie Rose property, approximately 11.5 kilometres east of the Company’s operating Seabee Mine. Claude holds a 100 percent interest in the property subject to a 5 percent NPI.  There are no other underlying royalties.  An all-weather road providing access from the Seabee Mill was completed in 2006 and continues to be upgraded.

Claude Resources Inc. – 2009 Annual Information Form	26

Geology

Mineralization in the zones is hosted in siliceous shear zones with sulfide-chlorite-quartz veins and in silicified granitoid sills. It has been confirmed that the Santoy 8 shear zone is at least 380 metres long and up to 350 metres wide. The zone is open at depth. Mineralized sections of this zone range in thickness from 1.5 to 30 metres. It is likely that the 8 zone and the adjacent 150 metre long, 100 metre wide 8 East zone are interconnected.

The Santoy 7 zone and the 8 and 8 East zone deposits are hosted in a four kilometre long, northwest trending and northeast dipping sheared and mineralized corridor in mafic volcaniclastic rocks and granitoid sills. The Santoy 7 is an isolated deposit about 400 metres long and 40 to 60 metres wide, situated at the north end of the trend.  The 8 and 8 East zones start about 2.5 kilometres south of Santoy 7, and extend for at least 2,000 metres further south. Gold mineralization occurs in gold-sulfide-chlorite-quartz veins in the shear zones, near or in the granodiorite and granite sills. Gold-bearing chlorite quartz veins 1 to 7 metres thick were routinely intercepted in the holes drilled in the 7 and 8 zones. In addition, a number of holes drilled between the 7 and 8 zones also intercepted sporadic high-grade gold values.

History

In 1998, work crews conducted basic prospecting and mapping and discovered several new veins.  In the first quarter of 2002, these targets were drill-tested with encouraging results. The Santoy area became the subject of an ongoing exploration program with two significant deposits (Santoy 7 and Santoy 8 and 8 East) outlined in 2004 and 2005.

The 2004 and 2005 drilling programs concentrated on Santoy 6, 7 and 8 zones. Seven gold zones had been discovered on the Santoy property during the Company’s previous prospecting programs, with the 7 and 8 zones looking the most promising.

In 2004, there were 5 holes drilled in Santoy 6 (598 metres), 48 holes in Santoy 7 (6,164 metres) and 21 holes (2,797 metres) drilled in Santoy 8.

The 2005 program in the Santoy area was devoted to the 8 and 8 East zones. Sixty-eight diamond drill holes totaling approximately 15,296 metres were drilled. This drilling was carried out to test the north-northwest plunge and dip extensions of the mineralized shear structures outlined in previous drill campaigns.

Permit applications for an all-weather access road and bulk sampling were submitted to the Provincial Government in 2005.  Permitting was granted to bulk sample the 7 zone in the third quarter of 2005, with physical work starting in February of 2006.

During 2007, concurrent with the processing of Santoy 7 bulk sample tonnes in the first half, infill drilling continued on Santoy 7 and Santoy 8 to provide more accurate information for proposed mine plans. The Santoy area, as a whole, contains a number of high grade gold showings, some of which were drill-tested in previous years. Bulk sampling of the Santoy 7 deposit was initiated during the first quarter of 2007 and continued through to October when commercial production was attained.  During 2008 and 2009 mining continued on three levels at a production rate of approximately 150 tonnes per day. During the first quarter of 2010, mining operations at Santoy 7 ceased due to depletion of existing reserves.

At Santoy 8, Claude carried out a drill program of 147 diamond drill holes totaling 31,670 metres in Santoy 8 (23,430 metres in 103 holes) and Santoy 8E (8,240 metres in 44 holes).  The program provided 25-metre infill data to a depth of 250 metres on the deposits as well as testing strike and plunge extensions.  Gold mineralization at Santoy 8 has been extended to a strike length of 600 metres, a width of 350 metres and remains open along strike and down plunge to the north.

The core from this program was logged and split at the Company's core logging facility at the Seabee Mine. Assaying has been done by TSL Laboratories of Saskatoon with random checks of pulps and rejects performed by an independent accredited lab. All core intervals have been fire assayed with a gravimetric finish, with samples that assayed greater than 10 grams per tonne checked by a total metallics assay.

Claude Resources Inc. – 2009 Annual Information Form	27

During 2008, Claude updated its National Instrument 43-101 compliant mineral resource estimate at Santoy 8 and conducted an economic study to evaluate the portion of mineral resources it planned to mine in the first three years of the Santoy 8 project.

The Santoy 8 power line project, which ties the property to the provincial power grid, was completed during 2009.  Portal construction and surface infrastructure for the planned development of the Santoy 8 deposit were also initiated in late 2009.  The Company has completed the environmental studies and anticipates permits required for commercial mining of the Santoy 8 and 8E deposits in 2010. Portal construction and surface infrastructure for the planned development of the Santoy 8 deposit were also initiated in late 2009.  Late in the first quarter of 2010, the Company received Ministerial approval for the development of the Santoy 8 satellite deposit.  Claude is now in the position to apply for the regulatory approvals, including the License to Operate a Pollutant Control Facility, and anticipates receiving the permits required for commercial mining of the Santoy 8 and 8E deposits early in the second quarter of 2010.

Claude views the Santoy 8 project as a key driver in the expansion of the Seabee Operation and in lowering operating costs over the next three years.

Santoy Lake Property Future Work Programs

The Company is planning underground exploration and infill drilling in proximity to the Santoy 8 deposit as well as the completion of a Titan 34 IP survey of the entire Santoy Shear system. Based on the results of the IP survey, a summer drill program is planned to target the strike length between the Santoy 7 and Santoy 8 deposits.  A winter drill program is also planned on the Santoy 2 target area, two kilometres west of the Santoy 7 deposit.

Seabee Area Reserves and Resources

Claude originally commissioned Cominco Engineering to provide a feasibility study on the Seabee Mine in 1989. A positive feasibility study was prepared and presented to the Company in August 1989, and a revised study was presented in May 1990. The reserve estimates for the property were reviewed by A.C.A. Howe. From 1988-2006, A.C.A. Howe visited the mine annually and received all technical, developmental and production reports concerning the mine. Using this information, A.C.A. Howe then reviewed the reserve estimates developed by the Company’s own mining staff. From 2007 to present the Mineral Reserves and Mineral Resources estimates have been conducted under the direction of the Company’s Qualified Persons.

The methodology for estimating Mineral Reserves and Mineral Resources is an interpolation and extrapolation between sill sampling and diamond drill holes. Resource blocks are measured from planned stope dimensions, excluding any pillars that will not be extracted within a 12 month period.  High-grade gold assays are cut to 50 grams per tonne prior to grade estimates.  This cutting factor has been established from statistics and is supported by experience during the life of the mine.

Proven Mineral Reserves are sampled in two dimensions by a sill and a raise, or are sampled by horizontal sill mining and projected to no more than one mine level to diamond drill holes on the same structure. Probable Mineral Reserves include blocks that have either been sampled by sill mining and projected beyond diamond drilling to a maximum one mine level, or have been sampled by closely spaced diamond drill holes of usually 25 to 35 metres laterally and up to 50 metres down dip on structures with a previous production history, or have been mapped and sampled at surface.

The major portion of the Proven and Probable Mineral Reserves occur within the well-defined shoots currently being mined. The following mining and economic factors are well-established and have been applied to those Mineral Resources thereby resulting in their conversion to Mineral Reserves.

A block cut off grade averaging 5.1 grams per tonne for Seabee and 4.2 grams per tonne for Santoy 8 and Porky West is applied to reserves. This is the current operating break-even grade following the application of dilution, mining losses and mill recovery. It may be necessary on occasion to mine and haul lower grade ore to access reserves, but if this lower grade material averages greater than 3.0 grams per tonne, it is stockpiled for blending with higher grade mill feed.  Similarly, ore grading lower than 3.0 grams per tonne that is already broken will be hauled and processed if economically feasible.

Claude Resources Inc. – 2009 Annual Information Form	28

The walls and back of shrinkage stopes at the mine are supported by rock bolts to minimize external dilution. Dilution can range from 10 to 40 percent, but typically a dilution factor of 20 to 25 percent is applied.

Remotely-operated scooptrams are used to retrieve the residual in-stope ore that is trapped between the drawpoints, keeping stope recovery at an average of 87 percent. Based upon regular test work at the mine, a Specific Gravity of 2.8 is utilized in tonnage estimates on the less sulphide-rich zones; the 2d structure has a measured density of 2.9.

All samples were assayed by the Company’s non-accredited assay lab at the Seabee Mine site.  Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon.  Results of the spot checks were consistent with those reported.  Sampling interval was established by minimum or maximum sampling lengths  and geological and/or structural criteria. Minimum sampling length was 0.3 metres while the maximum was 1.5 metres. 200 gram samples were pulverized until greater than 80 percent passes through a 200 mesh screen. 30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit).

The Mineral Reserve and Mineral Resource estimates for Claude’s mineral properties as of December 31, 2009 were prepared under the supervision of  Philip Ng, B.ENG, M.ENG, P.ENG, VP Mining Operations and Brian Skanderbeg, P.GEO, VP Exploration, both Qualified Persons within the meaning of National Instrument 43-101.

Mineral Reserves and Mineral Resources at December 31, 2009

Claude Resources Inc. - Mineral Reserves and Mineral Resources
Proven and Probable Reserves
Projects	December 31, 2009			December 31, 2008
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	772,309	6.77	168,163	685,700	6.98	154,000
Santoy 7	-	-	-	54,000	7.95	13,800
Santoy 8	177,328	7.02	40,015	177,328	7.02	40,015
Porky West	-	-	-	81,400	4.29	11,200
Totals	949,637	6.82	208,178	998,428	6.82	219,015
Measured and Indicated Mineral Resources
Projects	December 31, 2009			December 31, 2008
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Santoy 8	545,625	8.98	157,529	545,625	8.98	157,529
Porky Main	160,000	7.50	38,581	160,000	7.50	38,581
Porky West	112,908	3.06	11,104	-	-	-
Totals	818,533	7.87	207,214	705,625	8.64	196,110
Inferred Mineral Resources
Projects	December 31, 2009			December 31, 2008
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	651,168	8.01	167,763	950,000	8.19	250,000
Santoy 7	-	-	-	-	-	-
Santoy 8	391,500	8.10	101,955	391,500	8.10	101,955
Porky Main	70,000	10.43	23,473	70,000	10.43	23,473
Porky West	138,314	6.03	26,792	76,000	6.39	15,600
Totals	1,250,982	7.96	319,983	1,487,500	8.17	391,028

Claude Resources Inc. – 2009 Annual Information Form	29

For the above table of reserves, the following mining and economic factors have been applied:

(a)
A block cut-off grade averaging 5.1 grams per tonne for Seabee and 4.2 grams per tonne Santoy 8 and Porky is applied to Mineral Reserves. This is the operating break-even grade at a gold price of CDN $1,000 per ounce;

(b)	A dilution factor of 20 to 25 percent is applied;
(c)	Historic stope recovery averages 87 percent;
(d)	A Specific Gravity of 2.8 to 2.9 is utilized in tonnage estimates;
(e)	Mineral Resources do not have a demonstrated economic viability.

For U.S. investors, 2009 Mineral Reserves and Mineral Resources have been presented below using a CDN $929 per ounce gold value.  This represents the three year historic average.

Claude Resources Inc. Mineral Reserves and Mineral Resources
(DECEMBER 31, 2009)
Proven Mineral Reserves
Projects	Tonnes	Grade (g/t)	Ozs
Seabee	464,282	6.15	91,862
Totals	464,282	6.15	91,862
Probable Mineral Reserves
Projects	Tonnes	Grade (g/t)	Ozs
Seabee	308,027	7.70	76,301
Santoy 8	177,328	7.02	40,015
Totals	485,355	7.45	116,316
Measured Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs
Porky West	11,441	3.76	1,383
Totals	11,441	3.76	1,383
Indicated Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs
Santoy 8	545,625	8.98	157,529
Porky Main	160,000	7.50	38,581
Porky West	101,467	2.98	9,721
Totals	807,092	7.93	205,821
Inferred Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs
Seabee	651,168	8.01	167,763
Santoy 8	391,500	8.10	101,955
Porky Main	70,000	10.43	23,473
Porky West	138,314	6.03	26,792
Totals	1,250,982	7.96	319,983

Claude Resources Inc. – 2009 Annual Information Form	30

Madsen Properties

The Madsen Properties comprise six contiguous claim blocks totaling approximately 10,000 acres (4,000 hectares) located in the Red Lake Mining District of northwestern Ontario.  The properties are the Buffalo, Starratt-Olsen, Aiken-Russett, Redaurum, Hagar Option, and Madsen.

The above properties are collectively referred to as the “Madsen Properties”. Included on the southwestern part of the Madsen Properties is the Madsen gold mine and mill. Claude acquired the properties through its acquisition of Madsen Gold Corp. in 1998.

Claude and Goldcorp Inc.(“Goldcorp”) signed an option agreement (the “Option Agreement”) (1) on the Madsen Properties dated December 15, 2000. The option allowed Goldcorp to earn a 55 percent working interest in the Madsen Properties by spending $8.2 million on exploration and delivering a bankable feasibility study prior to the fifth anniversary of the Option Agreement. The Option Agreement was amended effective January 1, 2002 whereby Goldcorp then had until December 15, 2006 to earn the 55 percent working interest in the Madsen Properties under the same terms and conditions as described above.

.(1) The Option Agreement was initially signed by Placer Dome (Canada) Ltd. However, during 2006, Goldcorp Inc. acquired the Option Agreement from Placer via Barrick Gold Corporation.

With Goldcorp unable to meet the terms of the Option Agreement, Claude regained control of the exploration project effective September 1, 2006.  The Company immediately began to prepare for dewatering of the shaft to facilitate underground drilling - with the initial focus on drilling extensions of the historic high grade No. 8 zone plus other zones.  Preparation also began for a surface drill program that will pursue historic targets including those developed by Goldcorp.

The Company considers the Madsen properties to be an advanced exploration stage project. Although the Madsen Mine is a former gold producer, the Company has not, to date, conducted enough exploration or prepared a feasibility study to determine if the Madsen Properties contain any economic ore reserves. Therefore, the current operations on the properties consist of an exploratory search for mineable deposits of ore.

Location and Access

The Madsen properties are located in the Red Lake Mining District of northwestern Ontario approximately ten kilometres southwest of the town of Red Lake. Access to the property is via Ontario Highway 618 to a number of both paved and gravel roads. An all-weather road from Highway 618 leads directly to the headframe of the Madsen Mine.

Claude Resources Inc. – 2009 Annual Information Form	31

MADSEN PROPERTIES

How Acquired

Claude acquired the Madsen Mine and the other properties comprising the Madsen properties through the takeover of Madsen Gold Corp., then a publicly traded company, in 1998. The Company’s ownership of each property is listed in the table below:

Claude Resources Inc. – 2009 Annual Information Form	32

Property	Claude’s Ownership Percentage
Madsen Mine	100%
Starratt-Olsen	100%
Aiken-Russett	100% The property is subject to a two percent Net Smelter Return Royalty, to a maximum of $2.0 million, held by previous property holders United Reef Limited and Canhorn Mining Corporation.
Hagar Option	100%
Redaurum	25% The property is subject to a 0.4 percent NSR Royalty in favour of Redaurum Limited.
Buffalo	100%.

Regional and Property Geology

The Red Lake District is situated at the western end of the Archean Uchi Subprovince which comprises a series of metasedimentary and metavolcanic rocks essentially surrounded by granitic and gneissose rocks. Several volcanic cycles have been distinguished in the area, evolving from ultramafic, through mafic and intermediate phases to a felsic cycle with abundant clastic and chemical metasediments. The rocks trend northeast and are affected by regional and local scale folding accompanied by restricted zones of intense shearing.

The Madsen Mine, when operational, worked a series of stacked, en echelon ore lenses consisting of gold-bearing pyritic shoots with subordinate pyrrhotite and arsenopyrite. The mineralization is hosted within two parallel micaceous units termed the Austin and McVeigh "tuffs". These tuffs are interpreted to be an alteration/deformation corridor within basalts, with pillowed through volcaniclastic facies. The alteration corridor occurs at the contact of the underlying Balmer assemblage with the much younger Confederation assemblage. The host rocks dip to the southeast. The McVeigh horizon lies approximately 90 metres to the north of the Austin tuff. The latter was the most prolific producer in the past. Workings extended to a depth of 1,275 metres and the mineralized zone has been traced for 2,308 metres along strike.

The McVeigh tuff contains variably altered, auriferous pyrite-bearing lenses that occur within the Flat Lake-Howey Bay deformation zone hosted by massive and pillowed basalts overlain by a thin mafic to ultramafic sill, highly altered mafic volcanic and volcaniclastic rocks (the Austin tuff) and a quartz feldspar porphyry that marks the base of the Confederation assemblage. The mineralization is semi-conformable to stratigraphy and dips at a slightly steeper angle than the host formations.

High-grade gold pods were also historically worked at depth in a zone of highly altered ultramafic rocks, in the footwall of the main mine workings. Some of this high-grade mineralization (No. 8 zone) occurs in blue quartz veins near the contact of an altered basalt with an ultramafic unit. This mineralized contact is located stratigraphically below the main sulfide replacement mineralized zones on the north side of the shaft, approximately 600 metres in the footwall.

History and Previous Work

The Madsen Property was originally owned by Madsen Red Lake Gold Mines Ltd. ("Madsen Red Lake").  Madsen Red Lake commenced production from the mine in 1938 at 272 tonnes per day and increased production to 726 tonnes per day in 1949.  From 1966 to 1974, production gradually decreased as the last five years of Madsen Red Lake’s ownership averaged production of 363 tonnes per day at a grade of 8.38 grams per tonne. Gold production fell from 44,497 ounces in 1971 to 29,163 ounces in 1973. Total production by Madsen Red Lake from 1938 to 1974 totaled 7.25 million tonnes at an average grade of 9.93 grams per tonne, or over 2.4 million ounces of gold.

Claude Resources Inc. – 2009 Annual Information Form	33

In 1974, the mine was acquired by Bulora Corporation Ltd. (“Bulora”). Bulora continued production until June 1976 when the mine was closed due to a lack of new development and millfeed. The operation was petitioned into bankruptcy and was purchased from Bulora’s trustee by Madsen-Rowland Mines Ltd. (“Madsen-Rowland”). Noranda Exploration Limited (“Noranda”) optioned the property from Madsen-Rowland. Noranda re-estimated the now flooded mine’s reserves and conducted a limited surface drill program before allowing their option to expire.

In 1988, Madsen Gold Corp. (“Madsen”) acquired the Madsen Property from Madsen-Rowland. Madsen had acquired the adjacent Buffalo property in the prior year.  Subsequent to these acquisitions, Madsen acquired interests in the other Madsen properties referred to previously.

Madsen initiated a nine hole surface drill program totaling approximately 1,200 metres to test identified lenses of gold mineralization above the 2nd level in the 2-30 area near the 2-30 raise.  A second surface drill program totaling 1,310 metres was carried out in 1990. That program discovered further gold mineralization in the McVeigh zone that the previous operators had largely ignored.

In January 1993, Madsen engaged Watts, Griffis and McOuat, consulting geologists and engineers ("WGM") to check the ore reserves at the Madsen Mine.  A subsequent review was carried out in December 1996 by Micon International Inc. ("Micon").

Madsen reopened the mine and carried out limited mining operations before placing the mine on a care and maintenance basis in November 1997. Before the suspension of mining operations, Madsen processed 46,000 tonnes of ore at an average grade of 3.63 grams per tonne. The overall mill grade was substantially below Madsen’s expectations. Production came from stoping and development on various ore lenses, including 12,800 tonnes grading 3.95 grams per tonne from the Austin Tuff. The Austin Tuff material was of a lower grade than predicted due to excessive internal dilution and geological problems. Highly diluted development muck from the McVeigh tuff was included in the total production figures that contributed to the lower overall grade. Study of development face assays demonstrated that continuous, high grade lenses actually occurred as predicted from detailed drilling; however, the development muck passed to the mill included 50 percent or more dilution.

Claude resumed exploration at the mine following its acquisition of Madsen in 1998. Claude conducted surface and underground exploration drilling in order to verify extensions of known gold zones which remained open at depth and along strike as well as to identify new sources of higher grade ore. Claude also conducted a small exploratory drill program at the Buffalo property. The Madsen Mine was dewatered and shaft refurbishment was completed through the 12th level. Air, water and electrical services were installed to the seventh level and mining in the old workings was restarted in June of 1998. The mill was started in July of 1998, but low gold prices and small, marginal grade stopes did not provide economic feedstock at 500 tonnes per day and the Madsen Mine was not brought back into commercial production. The Madsen Mine processed 209,357 tonnes of ore at a mill feed grade of 4.15 grams per tonne from July of 1998 to September of 1999 to produce 25,208 ounces of gold. Mining and mill operations were suspended on October 31, 1999 to enable Claude to undertake further exploration programs in an attempt to define economically mineable reserves.

In order to provide additional mill feed, Claude had commenced a surface exploration program on a largely untested section of the parallel McVeigh structure and based on encouraging drill results, established a portal and ramp to access the McVeigh mineralized system in October of 1998. While Claude was successful in discovering and developing mineralized shoots in the upper two levels of the McVeigh zone, it was not enough to provide economic feedstock for the mill at that time.

Claude retained A.C.A. Howe in early 2000 to undertake a review of the property’s Mineral Resource estimates. Working with mine personnel, A.C.A. Howe completed a Mineral Reserve/Resource review for the Madsen Mine. However, in the absence of additional exploration and data, the mine estimates are not considered to be reserves and will require additional exploration work in order to determine the economic potential of the mine.

Claude Resources Inc. – 2009 Annual Information Form	34

After optioning the properties from Claude, Goldcorp initiated an exploration program at the mine in 2001. They drilled 8 holes totaling 8,568 metres to establish the mafic-ultramafic stratigraphy north of the Madsen Mine and to test a segment of the up-plunge projection of the high grade No. 8 zone as hosted by the mafic-ultramafic rock suite. The 2001 program encountered predictable stratigraphy, strong alteration and four zones containing elevated gold values.

In 2002, Goldcorp’s exploration emphasis shifted to the mafic-ultramafic complex approximately three kilometres north of the Madsen Mine.  Goldcorp geologists identified a very strong alteration zone with coincident geochemical and geophysical anomalies aligned on crosscutting structures as determined by digital terrain modeling.  Goldcorp interpreted this group of targets to the north of the Madsen Mine as lateral or stratigraphic equivalents of the high grade No. 8 zone.  Seventeen drill holes totaling 10,643 metres tested the three northernmost targets at a reconnaissance scale (250-metre centers).  As reported in a March 2003 press release, Goldcorp intersected high grade gold values over narrow widths with this drilling.

In 2003, Goldcorp drilled 49 holes totaling 29,047 metres on six targets in the Madsen area.  Most of the drilling targeted a high-grade, quartz-tourmaline vein swarm known as the “Treasure Box”.  Most of the veinlets encountered had visible gold present and returned assays from one to 116 grams per tonne over widths generally less than 0.30 metres.  Infill drilled on 50-metre centers, the vein swarm showed good continuity.

During the first half of 2004, Goldcorp concentrated its efforts in the Russet North area, drilling 27 holes for a total of 5,012 metres.  Key activities included infill drilling of the “Treasure Box” and reconnaissance drilling of a similar structure 1,000 metres to the southwest called “Anomaly 2”.  Both of these targets appear associated with mafic/ultramafic contacts occurring as swarms of high-grade, narrow quartz-tourmaline veinlets.   Concurrent with this drilling, Goldcorp geologists continued to develop the Datamine 3D model for the Madsen Property.   This modelling identified 19 separate targets requiring follow-up.

During the second half of 2004, Goldcorp drilled 14 holes totalling 5,315 metres.  The primary target was the “Fork” area, approximately one kilometre southwest of the Madsen Mine.  Drilling of this target resulted in the discovery of three new mineralized zones that appear visually similar to the No. 8 zone.  Intersected at shallow depths, these zones are interpreted to be the upper portions of a high-grade mineralized system.

By year-end of 2004, Goldcorp had met its exploration expenditure requirement of $8.2 million for the Madsen Property.  Goldcorp’s remaining obligation to vest in the Madsen Joint Venture was to deliver a bankable feasibility study by year-end 2006.  As the exploration results to that date were not sufficient to provide the support necessary for this feasibility study, Goldcorp ceased exploring on the property in 2005.  Claude regained control of the Madsen Property in September 2006.

In early 2007, a detailed drill program was initiated at the “Treasure Box”, 2.4 kilometres north of the Madsen Mine complex.  Previous drilling by Placer Dome had outlined a moderately steep, north-dipping, quartz-tourmaline sheeted vein system that hosts significant visible gold.  Of the 27 holes, 21 returned 80 intercepts grading from 2.0 to 116.0 grams per tonne, typically over 0.3 metre widths.  In 2007, Claude completed 51 holes totaling 13,300 metres, testing the system to depths in excess of 350 metres.  Results included composite intervals of 16.66 grams per tonne over 1.80 metres, 12.08 grams per tonne over 6.05 metres and 9.06 grams per tonne over 3.55 metres.  The mineralized vein system was intercepted over a strike length of 165 metres, although high-grade intercepts appear to have relatively limited continuity.

Subsequent to the Treasure Box program, drilling prioritized testing the contacts of the main ultramafic body for the up-plunge expression of high grade Zone 8 mineralization.  This zone was discovered and mined in the 1970’s on the 22nd to 27th level.  It is characterized by quartz veining and flooding associated with tremolite-talc altered mafic/ultramafic rocks and has many similarities to other high grade deposits in the Red Lake area, notably at Goldcorp’s Red Lake Mine Complex.

In the Russett South area, a 22 hole drill program tested 600 metres of the mafic/ultramafic contact.   The program resulted in the discovery of significant gold mineralization, 29.08 grams per tonne over 2.0 metres, that is open at depth and along strike to the south. Six hundred metres south of the Russett South area, the Company drilled 19 holes for 10,600 metres testing the Fork Zone target area.  The program expanded the strike length of mineralization to 270 metres, intercepting mineralization ranging from 2 to 13 grams per tonne over 1.0 metre to 2.0 metre widths.  The results were consistent with those reported by Goldcorp in 2003. Gold mineralization within the Fork Zone comprises sulphidized quartz-veins variably associated with actinolite-biotite-garnet altered basalt in proximity to the ultramafic contact.  Mineralization remains open along strike in both directions and down plunge.

Claude Resources Inc. – 2009 Annual Information Form	35

In 2008, 47,210 metres of surface drilling on the Madsen Properties in the Red Lake camp focused on testing two advanced targets and four grassroots targets. Exploration drilling continued to test the Fork Zone target. Fifty-five drill holes were completed during 2008, with the potential of the system highlighted by drill intercepts including 17.32 grams per tonne over 10.33 metres and 31.03 grams per tonne over 2.70 metres. The mineralized shear system has been intercepted over a strike length in excess of 450 metres and remains open along strike and at depth.

At the Starrett Olsen Mine the potential of the footwall environment was demonstrated during 2008 by the discovery of several, narrow high-grade vein systems that returned intercepts of 185.62 grams per tonne over 0.41 metres, 26.85 grams per tonne over 0.58 metres and 21.25 grams per tonne over 1 metre.  The mineralized structures hosting the intercepts are between 100 and 250 metres in the footwall of the Starratt Olsen historic infrastructure and show strong similarities to the historic 8 Zone style mineralization.

In addition to the advanced targets, Claude also tested four grassroots and/or conceptual targets during 2008. The Russett South, Hasaga Shoots, Polymetallic and 8 Zone up-plunge targets were tested with 16 holes for 11,380 metres. Drilling of the Russett South, Hasaga and the Polymetallic zones failed to produce any significant assays - further testing of these zones will be deferred. In conjunction with surface exploration activities, rehabilitation and dewatering of the Madsen Mine shaft was initiated in July of 2007.  Access to the 10th level, as a platform for exploration drilling was achieved during the third quarter of 2008 and Phase I of the underground drill program was initiated in December.  The primary target of the underground program is the plunge and strike continuity of the 8 Zone.

Recent Exploration Results

During 2009, exploration drilling focused on Phase I of the 8 Zone underground drill program.  Initiated from the 10th level in December 2008, the directional-drilling program included testing of the plunge extension of the 8 Zone as well as conceptual targets along the 8 Zone shear system.  Results from Phase I deep drilling of the 8 Zone Trend demonstrated down plunge continuity to 137 metres below the 27th level with multiple holes returning strong visible gold associated with intensely silicified, biotite-altered basalt. Historic high grade drill results were verified with the return of 141.80 grams per tonne over 0.95 metres (4.14 ounces per ton over 3.12 feet) and 127.12 grams per tonne over 0.75 metres (3.71 ounces per ton over 2.46 feet).  Step-out drilling to the east and west confirmed the development of favorable 8 Zone structure and stratigraphy. The system remains open down plunge and along strike to the east and west

Highlights from Phase I 8 Zone drill program at the Madsen Mine, Ontario.

Hole ID	From (m)	To (m)	Au (g/t)	Length (m)	Au (oz/ton)	Length (ft)	VG Noted
MUG-08-01	883.00	883.75	127.12	0.75	3.71	2.46	✓
MUG-09-02b	891.25	891.70	21.52	0.45	0.63	1.48	✓
MUG-09-03 (incl)	915.40	917.89	33.39 58.18	2.49 1.25	0.97 1.70	8.17 4.10	✓ ✓
MUG-09-04 (incl)	909.55	917.45	25.77 141.80	7.90 0.95	0.75 4.14	25.92 3.12	✓ ✓
MUG-09-05 (incl)	943.51	946.90	24.30 62.09	3.39 1.22	0.71 1.81	11.45 4.00	✓ ✓

In addition to Phase I of the 8 Zone underground drill program, surface exploration also continued to test the Apple and Fork Zone targets. The Apple target consists of an extension of the Austin and McVeigh Tuff horizons northeast of the Madsen Shaft.  The Fork Zone is located mid-way between the Starratt-Olsen and Madsen Mines.  The target comprises two sub-parallel, moderately, southeast-dipping shear systems that host southwest plunging ore-shoots.  The mineralized shear system has been intercepted over a strike length in excess of 450 metres and remains open along strike and at depth.  Assay results from the 2009 programs are being integrated with historic results, with further surface testing planned for 2010.

Claude Resources Inc. – 2009 Annual Information Form	36

Following 20 months of compilation of historic data, SRK finalized a National Instrument 43-101 mineral resource evaluation for the Madsen Mine. This mineral resource evaluation was based on historical exploration and mining data, Phase I underground drilling as at September 27, 2009 and geological and resource modeling.  The resource evaluation was undertaken on four separate zones, the Austin, the South Austin, the McVeigh and the 8 Zone. The National Instrument 43-101 Technical Report was filed on January 20, 2010.

Consolidated Mineral Resource Statement* for the Madsen Mine, Ontario.
Resource Class	Zone		Tonnes	Grade (g/tonne)	Grade (oz/ton)	Contained Gold (oz)
Indicated	Austin		1,677,000	7.92	0.23	427,000
	South Austin		850,000	9.32	0.27	254,000
	McVeigh		374,000	9.59	0.28	115,000
	Zone 8		335,000	12.21	0.36	132,000
		Total	3,236,000	8.93	0.26	928,000
Inferred	Austin		108,000	6.30	0.18	22,000
	South Austin		259,000	8.45	0.25	70,000
	McVeigh		104,000	6.11	0.18	20,000
	Zone 8		317,000	18.14	0.53	185,000
		Total	788,000	11.74	0.34	297,000
*Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 5.0 g/t gold based on U.S.$1,000 per troy ounce of gold and gold metallurgical recoveries of 94 percent.

The Company’s Madsen Mine shaft de-watering and rehabilitation program is ongoing.  A new pump station on the 12th level was completed during the third quarter.  However, the dewatering program experienced a delay during the fourth quarter of this year due to an unexpected catch pit failure below 200 level of the shaft. Currently, inspections, rehabilitation and upgrades of the Madsen shaft are being undertaken prior to the recommencement of the de-watering program.

Madsen Properties Future Work Programs

In 2010, the drill program plans to continue with Phase II underground drilling on the 8 Zone plunge and strike extensions as well as surface drilling on the Apple, Starratt Olsen Footwall, Russett Lake and 8 Zone up-plunge targets.

De-watering of the Madsen Mine shaft to provide underground access for drilling extensions of the 8 and other zones will continue throughout 2010.

Mine Details

Madsen purchased the 750 tonne per day Dona Lake mill, including the semi-autogenous grinding and carbon-in-pulp circuits, from Placer Dome in 1994. In 1996, Madsen transported the various modules to Red Lake and erected the mill on a new site immediately south of the Madsen headframe.

The mill consists of a single stage crushing circuit and a two stage grinding circuit, which is then followed by cyanide leaching.  The leached gold is collected in a carbon-in-pulp circuit which is subsequently stripped using mild caustic and collected on stainless steel mesh cathodes by electrowinning.  The product from electrowinning is refined into dore bars in an induction furnace.  Ontario Hydro supplies power via overhead lines at 44KV to a step-down transformer at the Madsen Mine.

Claude Resources Inc. – 2009 Annual Information Form	37

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Madsen properties in the amount of $0.7 million.  As security for these letters of credit, the Company has provided investment certificates in the same amount.

Amisk Lake Property

The Amisk Lake property, totaling 12,100 hectares, is a gold exploration property located in the province of Saskatchewan 20 kilometres southwest of Flin Flon, Manitoba. The property consists of 85 mineral dispositions in the Amisk Lake area. Through an option agreement with property owners Husky Energy Inc. (“Husky”) and Cameco Corporation (“Cameco”), Claude earned a 35 percent participatory interest in the property.  Some of the mineral dispositions have immaterial Net Profits Interest royalties.

The property is at the exploration stage and is currently without economic ore reserves. Therefore, the current operations on the property consist of an exploratory search for mineable deposits of ore.

Location and Access

The property lies within Saskatchewan near the border with Manitoba. The nearest town is Flin Flon, Manitoba, which is approximately 20 kilometres to the northeast. Access is via bush plane from La Ronge or by road from La Ronge or Flin Flon through a series of paved and gravel roads.

AMISK LOCATION

How Acquired

Husky and a predecessor company of Cameco entered into an agreement effective November 1, 1987 whereby a joint venture (the "Amisk Joint Venture") was established to prospect for and locate minerals within the Amisk property. Each of Husky and Cameco had a 50 percent participating interest in the Amisk Joint Venture.

Claude Resources Inc. – 2009 Annual Information Form	38

In October of 1995, Claude entered into an option agreement (the "Amisk Lake Option Agreement") with Husky and Cameco, whereby it could earn and acquire a 35 percent participating interest in the Amisk Joint Venture by spending an aggregate of $2.5 million on the property by October, 1999.

Claude has spent approximately $3.4 million on this property and has earned a 35% participating interest under the Amisk Lake Option Agreement.

In January 2010, Claude acquired the balance of the interest held by Cameco and Husky and is finalizing a sale agreement with St. Eugene Mining Corporation Limited (“St. Eugene”) to sell to St. Eugene a 35 percent interest in the property.  Following the closing of such transaction, Claude will hold a 65 percent interest in the property.

Regional and Property Geology

The Amisk Lake property area lies within the Laurel Lake Rhyolite Complex within the Flin Flon-Snow Lake Greenstone Belt. The known mineralization on the property is confined to the complex where deformation has influenced its present distribution and orientation.

Precious metal mineralization is part of a synergistic hydrothermal event. The observed vein mineralogy consists of pyrite and quartz, along with copper, lead, zinc, and antimony sulphides, small quantities of bismuth and antimony tellurides with quartz and carbonate minerals. Sericite-muscovite alteration occurs in the wallrock, forming an envelope about the sulphide dominant mineralization. Quartz veins on the property have been observed to be deformed, boudinaged and folded, which is consistent with the overall deformation style.

Previous Exploration History

Free gold was discovered in quartz veins on the northwest shore of Amisk Lake in 1913. Since then, many claims have been staked at different times covering various parts of the area. Exploration activity in the area remained somewhat sporadic and geophysically-oriented for base metals until Saskatchewan Mining Development Corporation (a predecessor of Cameco) began assembling a land package through staking and options in the late 1970s. Cameco continued with geophysical and geochemical programs which resulted in the discovery of gold on the Laurel Lake property and on a number of other significant gold showings in the area prior to the programs being suspended in 1989.

Claude Resources Inc. – 2009 Annual Information Form	39

In the first three years of its option, Claude completed four phases of diamond drilling totaling 18,000 metres in 57 holes as well as geological mapping during the summers of 1997 through 1999. In 2000, Claude conducted mapping and prospecting of those claims to fulfill assessment obligations. This field program resulted in the discovery of a gold-bearing shear system on Lookout Island that required follow-up.

In 2001, work programs on the Amisk property focused on meeting assessment requirements as part of the option agreement obligations.   In 2002, field crews mapped and resampled the margins of the Laurel Lake rhyolite dome.  The work confirmed the existence of elevated gold values as discontinuous stockwork fractures proximal to the rhyolite’s margins.  The program also included further stripping/sampling of the Lookout Island gold-bearing shear system and two silicified/pyritized corridors south of the Laurel Lake zone on Hyslin Bay.

Recent Exploration Results

There has been no field work done since 2003.

Amisk Property Future Work Programs

Once an agreement is finalized with St. Eugene, the Company plans to focus on the Laurel Lake deposit, specifically evaluating the historic resources in light of current gold prices.

Other Mineral Properties

The Company currently holds interests in other exploration properties located in northern Saskatchewan.  The majority of these properties are in close proximity to the Company’s core property, the Seabee Operation.  The Company considers these properties to be secondary to those described above and has planned little or no expenditures on these properties in the foreseeable future.  None of these properties contain any known economic body of ore.  As the properties remain in good standing, Management intends to retain their interest and will re-evaluate their exploration plans for them as market conditions warrant and as funds become available.

Sampling and Analysis of Exploration Drill Holes

As a detailed description of each hole is logged, including detailed documentation of rock quality and core recovery, any zones of potential mineralization are marked off for sampling, together with three to five samples in both the hanging and foot walls.  Samples are of one metre width, although 0.3 metre widths are taken in places for geological interpretation purposes.

Samples are chosen based on geology.  Lode gold mineralization in the greenstone belts currently explored by Claude have shown through numerous exploration programs carried out by the Company to have the economic concentrations of gold located within the visually identifiable quartz-carbonate-sulphide bearing dilation or shear zones within the host rocks.  However, field geologists are also trained to sample any other interval in the core that may have mineralization associated with it, such as simple increases in sulphide mineral content or quartz veining not associated with a known zone.

Once the drill hole has been logged and marked for assay, the core is transferred to the core splitting facility and the selected sections are split by an electric pneumatic splitter (in rare cases a saw is used), bagged and sealed using strict cleanliness guidelines.  These sealed and labeled bags are then put into large tubs or sacks that are then sealed with security tags for transport to the approved offsite laboratory.

The Quality Assurance program provides the Company with the degree of certainty required to use the resulting data as the basis for further exploration and development.  It involves the routine placement of control samples to monitor the performance of the laboratories used by Claude, all of which are ISO approved.  Each batch of samples that goes into a laboratory’s furnace has at least one known powder from a suite of standards purchased from recognized laboratories, resulting in a frequency of 1 in 20, or 5 percent.  A “blank” sample of a coarse-grained quartz-rich rock is inserted after every sample containing the occurrence of visible gold.   During any “definition drilling” program for the calculation of a mineral resource, then a frequency of one control sample in every 10 samples is used, with a blank following any occurrence of visible gold.  Pulp duplicates are run every tenth sample by the laboratory.

Claude Resources Inc. – 2009 Annual Information Form	40

The Quality Control program reviews results from the above control samples and makes the required decisions to either accept the data from each individual batch or to reject the data and request a re-run of a batch.    A batch is rejected if the result for the standard exceeds the tolerance of the 95 percent confidence level stated on the certificates that accompany each standard.  Regarding the coarse-grained “blanks”, a batch is rejected if the result is more than 3 times the detection limit of the laboratory.  Regarding the pulp duplicates, the failure trigger is not as clear-cut due to the lode-gold nature of the mineralization.  However batches will start to be considered for re-run where the duplicates are greater than ±10 percent.

Security of Samples

Drill core is monitored from the moment it is taken out of the ground until it is split and the samples are delivered to the laboratory door.  Unauthorized personnel are not permitted access to the drill machines or the core logging and splitting facilities.  Samples split for assay are double-bagged within the splitting facility with coded security tags and the laboratory receiving the samples report any tags that are broken or any sample bags that appear to have been tampered with.

3.4  Statement of Reserves Data and Other Oil and Natural Gas Information

The statement of reserves data and other oil and gas information presented below (the “Statement”) is dated December 31, 2009.  The effective date of the Statement is December 31, 2009, with a preparation date of February 12, 2010.

During the fourth quarter, Claude sold its working interest in its Saskatchewan oil properties.

Reserves Data

The Annual Economic Evaluation Reports of Claude’s oil and natural gas interests in Alberta set forth below have been prepared by Sproule Associates Limited, Calgary, Alberta with an effective date of December 31, 2009.  The reserves data summarized in these evaluations summarizes the Company’s oil, natural gas liquids (ngls) and natural gas reserves and the net present values of future net revenue for these reserves using forecast prices and costs.  The Company engages Sproule Associates Limited to provide an evaluation of 100 percent of our proved and proved plus probable reserves.

All of the Company’s reserves are located in the province of Alberta, Canada.

Data presented in the following tables contains estimates of future net revenue; it should not be assumed that such estimates represent the fair market value of the reserves.  There is no assurance that the forecast price and cost assumptions will be attained and variances could be material.  There is no guarantee that the estimated reserves presented herein will be recovered.  Actual oil, natural gas and natural gas liquid reserves may be greater or less than their estimates provided below.  Additional information as to risks involved is presented within the “Risk Factor” section.

Claude Resources Inc. – 2009 Annual Information Form	41

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2009
FORECAST PRICES AND COSTS

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated and associated)		Natural Gas (solution)		Natural Gas Liquids
Reserve Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)

Proved Developed Producing	395.6	313.1	0	0	6	11	238	218	31.3	22.2
Proved Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Proved Undeveloped	0	0	0	0	0	0	0	0	0	0
Total Proved	395.6	313.1	0	0	6	11	238	218	31.3	22.2
Probable	140.6	99.9	0	0	2	4	75	60	7.8	5.6
Total Proved Plus Probable	536.2	413.0	0	0	8	15	312	278	39.1	27.8

The following tables provide the net present value of the future net revenue of the above proved and probable reserves, estimated using forecast prices and costs, before and after deducting future income tax expense, estimated without discount and using a discount rate of 5%, 10%, 15% and 20%:

	Net Present Value of Future Net Revenue
	Before Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($000)	($000)	($000)	($000)	($000)
Proved Producing	17,109	10,310	7,236	5,569	4,541
Proved Non-Producing	0	0	0	0	0
Proved Undeveloped	0	0	0	0	0
Total Proved	17,109	10,310	7,236	5,569	4,541
Total Probable	9,494	3,189	1,613	1,032	745
Total Proved Plus Probable	26,603	13,499	8,849	6,601	5,286

Claude Resources Inc. – 2009 Annual Information Form	42

	Net Present Value of Future Net Revenue
	After Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($000)	($000)	($000)	($000)	($000)
Proved Producing	12,754	7,656	5,342	4,088	3,315
Proved Non-Producing	0	0	0	0	0
Proved Undeveloped	0	0	0	0	0
Total Proved	12,754	7,656	5,342	4,088	3,315
Total Probable	7,146	2,389	1,202	764	548
Total Proved Plus Probable	19,900	10,045	6,544	4,852	3,863

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF DECEMBER 31, 2009
FORECAST PRICES AND COSTS

	Revenue ($ 000)	Royalties ($ 000)	Operating Costs ($ 000)	Development Costs ($ 000)	Well Abandonment Costs ($ 000)	Future Net Revenue Before Income Taxes ($ 000)	Income Taxes(1) ($ 000)	Future Net Revenue After Income Taxes ($ 000)

Proved Reserves	52,259	10,177	24,050	801	123	17,109	4,354	12,754
Proved Plus Probable	75,319	15,981	31,603	989	143	26,603	6,702	19,901

(1) The Company has unutilized tax pools available to reduce income taxes payable for the foreseeable future.

Pricing Assumptions

SUMMARY OF PRICING AND INFLATION ASSUMPTIONS
AS OF DECEMBER 31, 2009
FORECAST PRICES AND COSTS

	OIL			Natural Gas	Natural Gas Liquids
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par price 400 API ($Cdn/bbl)	Cromer Medium 29.30 API ($Cdn/bbl)	Alberta AECO-C Spot ($Cdn / MMBTU)	Pentanes FOB Fieldgate (CDN$ / bbl)	Butanes FOB Fieldgate (CDN$/bbl)	Inflation Rate	Exchange Rate (US$/ CDN$)

2010(1)	79.17	84.25	80.04	5.36	86.28	59.65	2.0	0.920
2011	84.46	89.99	84.59	6.21	92.16	63.72	2.0	0.920
2012	86.89	92.61	85.20	6.44	94.84	65.57	2.0	0.920
2013	90.20	96.16	87.53	7.23	98.51	68.11	2.0	0.920
2014	92.01	98.13	88.32	7.98	100.50	69.48	2.0	0.920
Thereafter				Various Escalation Rates

(1) Pricing assumptions for 2010 and thereafter provided by Sproule Associates Limited, an independent qualified reserves evaluator.

Weighted average historical prices realized by the Company for its petroleum and natural gas for the year ended December 31, 2009, were $60.84/Bbl for Oil and ngls and $4.46/Mcf for Natural Gas.

Claude Resources Inc. – 2009 Annual Information Form	43

Reconciliation of Changes in Net Reserves

The following table summarizes the changes in the Company’s working interest reserves, estimated using forecast prices and costs, from January 1, 2009 to December 31, 2009:

	LIGHT AND
	MEDIUM OIL (mmbl)			NATURAL GAS LIQUIDS (mmbl)			NATURAL GAS (MMcf)
			Net			Net			Net
			Proved			Proved			Proved
	Net	Net	Plus	Net	Net	Plus	Net	Net	Plus
FACTORS	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
January 1, 2009	430.3	179.4	609.7	31.3	11.2	42.5	231	98	329
Extensions	-	-	-	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	39.5	(30.1)	9.4	2.1	(3.4)	(1.3)	30	(22)	8
Discoveries	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	(42.5)	(8.7)	(51.2)	-	-	-	-	-	-
NRF Factors	-	-	-	-	-	-	-	-	-
Production	(31.7)	-	(31.7)	(2.1)	-	(2.1)	(17)	-	(17)
December 31, 2009	395.6	140.6	536.2	31.3	7.8	39.1	244	76	320

Additional Information Relating to Reserves Data

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves into production.  The developed category may be subdivided into producing and non-producing.

Undeveloped Reserves

Proven Undeveloped Reserves

Proven undeveloped reserves are generally those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification to which they are assigned.  The majority of these reserves are planned to and or forecasted to be on stream within a two-year time frame.

Claude Resources Inc. – 2009 Annual Information Form	44

Probable Undeveloped Reserves

Probable undeveloped reserves are generally those reserves tested or indicated by analogy to be productive.  Again, the majority of these reserves are planned to and or forecasted to be on stream within a two-year time frame.

Significant Factors or Uncertainties

The process of evaluating reserves is inherently complex.  It requires significant judgments and decisions based on current geological and engineering knowledge, techniques and computer software.  Estimates are subject to change as ongoing development makes available additional data.  The Company’s reserves have been estimated by Sproule Associates Limited, an independent qualified reserves evaluator.

The qualitative certainty levels contained in the proved, probable and possible definitions are applicable to individual reserves entities, which refers to the lowest level at which reserves estimates are made, and to reported reserves, which refers to the highest level sum of individual entity estimates for which reserve estimates are made.

Reported total reserves estimated by deterministic or probabilistic methods, whether comprised of a single reserves entity or an aggregate estimate for multiple entities, should target the following levels of certainty under a specific set of economic conditions:

There is a 90 percent probability that at least the estimated proved reserves will be recovered.

There is a 50 percent probability that the sum of the estimated proved reserves plus probable reserves will be recovered.

There is a 10 percent probability that at least the sum of the estimated proved reserves plus probable reserves plus possible reserves will be recovered.

A quantitative measure of the probability associated with a reserves estimate is generated only when a probabilistic estimate is conducted.  The majority of reserves estimated will be performed using deterministic methods that do not provide a quantitative measure of probability.  In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in Section 5.5.3 of the Canadian Oil & Gas Evaluation Handbook (“COGEH”).  Whether deterministic or probabilistic methods are used, evaluators are expressing their professional judgment as to what are reasonable estimates.

Operating costs can dramatically affect netback and the amount of capital available for reinvestment in drilling opportunities.  Higher operating costs especially affect netback during periods of low commodity prices.

All of the Company’s Alberta oil and natural gas properties are operated by others; as such, the Company has little or no control over the operation and future development of these assets.  The Company relies on the operators to ensure they are following best industry practices and thereby mitigating potential risks.

The following descriptions outline the most significant oil and gas property in which Claude has an interest.  Information presented, unless otherwise stated, is as at December 31, 2009.  The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Nipisi Gilwood Unit No. 1, Alberta

The Company holds a 1.82002 percent interest in the Nipisi Gilwood Unit No. 1 (the "Nipisi Unit") located 110 kilometres northwest of Edmonton, Alberta. The unit is an oil field operated by Canadian Natural Resources Limited.  The Nipisi Unit reserves represent approximately 95 percent of the Company’s proved oil and ngls reserves.

The Nipisi Unit began oil production in 1965 and by 1967 the unit area was developed on about 320 acres well spacing with 134 wells within the unit area. A waterflood was implemented in January 1969. An in-fill drilling program with the goal to reduce the well spacing from 320 acres to 160 acres with a new flood scheme was initiated in 1983. Three of the four stages of this program were initiated by 1988 but there are no current plans to implement the fourth stage.   In 1997, the operator initiated a new project to improve field efficiencies by drilling new in-fill wells and converting certain producing wells to injection wells.  The Nipisi Unit contains 405 wells (7.37 net wells) of which 139 (2.53 net wells) have recently produced.

Claude Resources Inc. – 2009 Annual Information Form	45

Claude’s Nipisi production for the year ending December 31, 2009 averaged approximately 70 barrels of crude oil per day (including natural gas liquids). Oil is produced from the Gilwood sandstone at an approximate depth of 5,600 feet. Production is currently achieved by primary, secondary and tertiary methods.

Gainsborough, Saskatchewan

During the fourth quarter, Claude sold its working interest in its Saskatchewan oil properties.

Abandonment and Reclamation Costs

Abandonment and reclamation costs were estimated and included in our report at the individual entity level for all wells that were assigned reserves.  These costs included well abandonment and surface lease reclamation.  No allowance for salvage value was included.   No abandonment costs have been estimated for suspended wells, gathering systems, batteries, plants or processing facilities.  The Company has estimated gross reclamation costs per well of $30,000 - based on industry standards.  The Company expects to incur its share of these costs on 166 gross producing wells.

	Abandonment and Reclamation	Abandonment and Reclamation
	Costs Escalated at 2%	Costs Escalated at 2%
	Undiscounted	Discounted at 10%
	($000)	($000)
Total as at December 31, 2009	$143,000	$3,000
Anticipated to be paid in 2010	-	-
Anticipated to be paid in 2011	-	-
Anticipated to be paid in 2012	-	-

The total amount of such costs expected to be incurred, calculated without discount and using a discount of 10 percent is $143,000 and $3,000, respectively.  The Company does not expect to pay any reclamation costs in the next three financial years.

The Company estimates that the future environmental and reclamation obligations net of salvage value in respect of oil and natural gas assets will aggregate to approximately $0.1 million, escalated at 2 percent per year.  All of this amount is reflected in the disclosed reserve data.

Exploration and Development Activities

For the year ended December 31, 2009, the Company did not complete any gross or net exploratory or development oil, natural gas or service wells.

Definitions and Other Notes

1.           “Gross” means:

(a)	in relation to our interest in production and reserves, our interest (operating and non-operating) before deduction of royalties and without including any of our royalty interests;
(b)	in relation to wells, the total number of wells in which we have an interest; and
(c)	in relation to properties, the total area of properties in which we have an interest.

Claude Resources Inc. – 2009 Annual Information Form	46

2.           “Net” means:

(a)	in relation to our interest in production and reserves, our interest (operating and non-operating) after deduction of royalty obligations, plus our royalty interest in production or reserves;
(b)	in relation to wells, the number of wells obtained by aggregating our working interest in each of our gross wells; and
(c)	in relation to our interest in a property, the total area in which we have an interest multiplied by the working interest we own

3.           Definitions used for reserve categories are as follows:

The following definitions apply to both estimates of individual reserves entities and the aggregate of reserves for multiple entities.

Reserve Categories

Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

(a)	analysis of drilling, geological, geophysical and engineering data;
(b)	use of established technology; and
(c)	specified economic conditions

Reserves are classified according to the degree of certainty associated with the estimates.

(a)
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

“Economic Assumptions” will be the prices and costs used in the estimate, namely:

(a)	forecast prices and costs

Development and Production Status

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a)
Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost to drill a well) to put the reserves into production.  The developed category may be subdivided into producing and non-producing.

(i)
Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut-in, must have previously been in production, and the date of resumption of production must be known with reasonable certainty.

(ii)
Developed non-producing reserves are those reserves that either have not been in production, or have previously been in production, but are shut-in, and the date of resumption of production is unknown.

(b)
Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

Claude Resources Inc. – 2009 Annual Information Form	47

4.  Forecast prices and costs

Future prices and costs that are:

(a)	generally acceptable as being a reasonable outlook of the future; and
(b)
if and only to the extent that, there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast summary table under “Pricing Assumptions” identifies benchmark reference pricing that applies to us.

5. “Development well” means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

6.  “Development costs” means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and natural gas from reserves.  More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a)
gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing, ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b)
drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c)
acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d)	provide improved recovery systems.

7.  “Exploration well” means a well that is not a development well, a service well or a stratigraphic test well.

8. “Exploration costs” means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells.  Exploration costs may be incurred both before and after acquiring a property.  Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a)
costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b)
costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defense, and the maintenance of land and lease records;

(c)	dry hole contributions and bottom hole contribution;
(d)	costs of drilling and equipping exploratory wells; and
(e)	costs of drilling exploratory type stratigraphic test wells.

9.  “Service well” means a well drilled or completed for the purpose of supporting production in an existing field.  Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

Claude Resources Inc. – 2009 Annual Information Form	48

Item 4  Dividends

4.1      Dividends

The Company has not paid dividends on its common shares in the past and does not expect to pay dividends in the near future.  The present policy of the Company is to retain any future earnings for use in its operations and expansion of its business.

Item 5   Description of Capital Structure

5.1	General Description of Capital Structure

As of December 31, 2009, the authorized capital of the Company consisted of an unlimited number of common shares without par value and an unlimited number of first and second preferred shares, each issuable in series.  There were 118,478,686 common shares issued and outstanding as of December 31, 2009, the end of the Company’s most recent fiscal year.  No first or second preferred shares were issued and outstanding as of that date.

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first preferred shares are fixed by the Board of Directors at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Board of Directors at the time of creation of such series.

The common shares of the Company are entitled to vote at meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

Item 6   Market for Securities

6.1	Trading Price and Volume

The Company’s common shares are publicly traded on the Toronto Stock Exchange (“TSX”) under the trading symbol “CRJ” and on the NYSE Amex (formerly the American Stock Exchange) under the trading symbol “CGR”.  The following table sets forth the reported high and low closing bid prices and aggregate volume of trading of the Company’s common shares on the TSX for the twelve months ending December 31, 2009:

Toronto Stock Exchange
Common Share Trading Activity

	Canadian Dollars
2009	High	Low	Total Volume
December	$1.46	$1.07	13,082,476
November	$1.09	$0.79	8,924,928
October	$0.93	$0.71	7,952,146
September	$0.85	$0.61	8,112,262
August	$0.78	$0.61	3,898,964
July	$0.93	$0.70	2,843,563
June	$1.04	$0.83	5,618,362
May	$0.95	$0.81	4,075,091
April	$0.95	$0.61	6,236,148
March	$0.94	$0.70	2,244,324
February	$1.05	$0.55	4,148,021
January	$0.65	$0.41	3,389,030

Claude Resources Inc. – 2009 Annual Information Form	49

The following table sets forth the reported high and low closing bid prices and aggregate volume of trading of the Company’s common shares on the NYSE Amex for the twelve months ending December 31, 2009:

NYSE Amex
Common Shares Trading Activity

	US Dollars
2009	High	Low	Total Volume
December	$1.38	$1.03	12,088,800
November	$1.01	$0.73	8,078,600
October	$0.87	$0.67	10,540,600
September	$0.80	$0.54	9,270,400
August	$0.73	$0.55	3,940,200
July	$0.81	$0.64	2,767,800
June	$0.94	$0.71	6,420,700
May	$0.83	$0.68	5,282,700
April	$0.75	$0.49	7,344,800
March	$0.75	$0.51	3,717,700
February	$0.84	$0.43	5,205,200
January	$0.55	$0.33	3,353,000

Item 7  Directors and Officers

7.1  Name, Occupation and Security Holdings

The names, municipality of residence, positions with the Company, principal business activities outside the Company are set forth below:

Name and Municipality of Residence	Positions Held	Director/Officer Since	Principal Occupation
Josef Spross, P. Eng (3)(4)(5) Saskatoon, SK	Director, Chairman of the Board	2006	Businessperson
A. Neil McMillan Saskatoon, SK	Director, President and CEO	1996	President and CEO of Claude
Ronald J. Hicks, C.A.(1)(2)(3) Saskatoon, SK	Director	2006	Chartered Accountant
Ted J. Nieman(1)(2)(3) Saskatoon, SK	Director	2007	Senior Vice President, Canpotex Limited
J. Robert Kowalishin, P.Eng(1)(4)(5) Saskatoon, SK	Director	2007	Businessperson
Ray A. McKay(2)(3)(4)(5) La Ronge, SK	Director	2007	Businessperson
Robert M. Buchan(4) Toronto, ON	Director	2009	Businessperson
Rick Johnson, C.A. Saskatoon, SK	Chief Financial Officer	2004	Chief Financial Officer of Claude
Philip Ng, P. Eng Saskatoon, SK	Vice President, Mining Operations	2007	Vice President, Mining Operations of Claude
Brian Skanderbeg, P. Geo. Saskatoon, SK	Vice President, Exploration	2008	Vice President, Exploration of Claude

Note:	(4)	Member of the Audit Committee.
(5)	Member of the Human Resources & Compensation Committee.
(4)	Member of the Nominating & Corporate Governance Committee.
(5)	Member of the Reserves Committee.
(4)	Member of the Safety, Health & Environmental (SHE) Committee.
(5)	Member of the Reserves Committee.

Claude Resources Inc. – 2009 Annual Information Form	50

All of the directors and officers of Claude have been engaged for more than five years in their present principal occupations, office or executive positions except for:  Mr. Spross, who was appointed to the Board August 3, 2006 and became Chairman December 31, 2006; Mr. Hicks, who was appointed to the Board on May 9, 2006; Mr. Kowalishin, who was appointed to the Board March 29, 2007; Mr. McKay, who was appointed to the Board on May 8, 2007; Mr. Buchan, who was appointed to the Board on November 16, 2009; Mr. Ng, who from August 2002 to November 2006 was the Chief Mine Engineer at the Coleman Mine in Sudbury, Ontario; and Mr. Skanderbeg who from: 2003 to 2005 was a geologist with Vale Inco at the Coleman Mine in Sudbury, Ontario,  2005 to 2007 was a Senior Geologist with Helio Resource Corp. in Namibia, and in 2007 was Exploration Manager with Claude.

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed.

Certain of the directors serve as directors of other public companies and if a conflict of interest arises at a meeting of the Board of Directors, any director in conflict will declare his interest and abstain from voting on such matter.

Executive officers are recommended by the Chief Executive Officer and approved by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed.

Directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 9,563,495 of the common shares outstanding at December 31, 2009, being 8.07 percent of the issued and outstanding common shares of the Company.

Item 8  Transfer Agent and Registrar

8.1	Transfer Agent and Registrar

The Company’s transfer agent and registrar is Valiant Trust Company, located at 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Item 9  Material Contracts

9.1        Material Contracts

The Company, other than the Debenture and Red Mile transactions outlined in detail under “General Development of Business” on page 9 and “Property Royalties” on page 19, respectively, has no material contracts other than those entered into in the ordinary course of business.

Claude Resources Inc. – 2009 Annual Information Form	51

Item 10  Interests of Experts

10.1	Names of Experts

Sproule Associates Limited, 900, North Tower, Sun Life Plaza, 140 Fourth Avenue S.W., Calgary, AB,  T2P 3N3, has provided the Company with an independent evaluation of the Company’s oil and gas assets effective December 31, 2009 and pursuant  to the Canadian Oil and Gas Evaluation Handbook (COGEH).

SRK Consulting (Canada) Inc., 2200 - 1066 West Hastings Street, Vancouver, BC, V6E 3X2, has provided the Company with an independent National Instrument 43-101 mineral resource evaluation, effective December 7, 2009, for the Madsen Mine.

10.2	Interests of Experts

The Company has no knowledge of registered or beneficial interests held directly or indirectly by the experts named in section 10.1 in any securities or other property of the Company.

Item 11  Audit Committee

11.1     Audit Committee Charter

Attached as Appendix A is the Charter of the Company’s Audit Committee.

11.2     Composition of the Audit Committee.

Members of the Audit Committee are:  Ronald J. Hicks, CA (Chair), Ted J. Nieman, and J. Robert Kowalishin.  Each member of the Audit Committee is independent and financially literate.

11.3	Relevant Education and Experience

Name	Principal Occupation and Biography
Ronald J. Hicks, C.A. (May 2006)
Ronald J. Hicks is a member of the Institute of Chartered Accountants of Saskatchewan (“ICAS”).  He joined Deloitte & Touche LLP in 1959 and was admitted to partnership in 1977 until his retirement in August 2000.  He is currently a Director, Ducks Unlimited Canada and is on the Governance Committee. In his career, he has served as director with Dickenson Mines Limited, Kam Kotia Mines Limited, Saskatchewan Government Insurance and Prairie Malt Limited.  Mr. Hicks served as Chairman of the Saskatchewan Roughrider Football Club (Saskatoon Committee), Ducks Unlimited (Saskatoon Committee), ICAS Public Practice Review and Appraisal Committee and Admissions Committee.  Ron became a Director of Claude in 2006.

Ted J. Nieman, B.A., LLB (January 2007)
Ted J. Nieman began his career with the law firm of Estey, Robertson, Muzyka, Beaumont, Barton & Bell in Saskatoon, Saskatchewan, Canada in 1973.  He spent almost 20 years with that firm and its successor firm, Robertson Stromberg, becoming a partner in 1977. In 1993, Mr. Nieman joined Canpotex Limited (“Canpotex”), the world’s largest exporter of potash, as General Counsel and Corporate Secretary.  In 1995, he was appointed Vice President and in 2001 he was appointed Senior Vice President.  Mr. Nieman has held several senior positions in Canpotex including Chief Operating Officer (2001-2004). He is a current member of the Canpotex Executive Management Group, and is a member of the board of directors of all Canpotex subsidiaries and affiliates.  Mr. Nieman received his Bachelor of Arts degree in 1971 and his Bachelor of Laws degree in 1973, both from the University of Saskatchewan.  He is a member of the Law Society of Saskatchewan and the Canadian Bar Association.  Ted became a Director of Claude in 2007.

J. Robert Kowalishin, P.Eng. (March 2007)
J. Robert Kowalishin retired after a 42 year career with the Trane Company, a division of American Standard. He has held senior management positions in Canada and the United States, most recently District Manager of Trane's Ontario operations based in Toronto, Ontario.  Previous to that, he served as Franchise Holder in Saskatoon (1972-1995), and Regional Manager responsible for Canada and northeastern United States.  After retirement, he was a consultant and adviser to Trane's Leadership Development Program.  Mr. Kowalishin received his Bachelor of Science (Mechanical Engineering) from the University of Saskatchewan in 1962 and is a Life Member of the American Society of Heating, Refrigeration, and Air Conditioning Engineers and a Life Member of the Association of Professional Engineers and Geoscientists of Saskatchewan.  Bob became a Director of Claude in 2007.

Claude Resources Inc. – 2009 Annual Information Form	52

11.4    Pre-Approval Policies and Procedures.

The Committee has implemented a policy restricting the services that may be provided by the Company’s external auditors and the fees paid to the external auditors.

11.5	External Audit Service Fees

The aggregate fees for professional services rendered by KPMG LLP for the 2009 and 2008 fiscal years are shown in the table below:

	2009	2008

Audit fees	$275,000	$270,000
Audit related fees(1)	18,000	46,500
Tax fees(2)	20,000	18,000

Total	$313,000	$334,500

(1)	Audit related fees are comprised of KPMG LLP services in respect of accounting consultations regarding financial accounting and reporting standards.
(2)	Tax fees are comprised of KPMG LLP services in respect of tax compliance and tax planning.

Claude Resources Inc. – 2009 Annual Information Form	53

Item 12  Additional Information

Additional information, including details as to directors’ and officers’ remuneration, indebtedness, principal holders of Claude shares, options to purchase Company shares and interests of insiders in material transactions, if applicable, is contained in the Management Information Circular dated March 26, 2010.  Additional financial information is provided in the Company’s consolidated financial statements and MD&A for the year ended December 31, 2009.

Copies of the above and other disclosure documents may also be examined and/or obtained through the internet by accessing Claude’s website at www.clauderesources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Claude Resources Inc. – 2009 Annual Information Form	54

APPENDIX A

CLAUDE RESOURCES INC.

Charter of the Audit Committee
of the Board of Directors

I.           Purpose

The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibility to the shareholders as they relate to:

•	the integrity of the Company’s financial statements and the Company’s accounting policies, disclosure, internal controls and financial reporting practices;
•	recommending the appointment, compensation and the monitoring of the qualifications, independence and performance of the Company’s external auditors; and
•	maintaining, through regularly scheduled meetings, a line of communication between the Board and the Company’s financial management and external auditors.

II.	Structure and Operations

Composition and Qualifications

The Committee shall be appointed by the Board and shall serve at the pleasure of the Board and for such terms as the Board may determine.  The Committee shall be comprised of three or more Directors (as determined from time to time by the Board), each of whom shall meet the independence and experience requirements of all applicable corporate securities laws and stock exchange listing requirements for audit committee membership.

1.
Each member of the Committee will be a Director who: (a) is not otherwise employed by the Company, and (b) has not been so employed at any time during the three years prior to the time he or she is appointed to the Committee unless otherwise permitted by applicable U.S. and Canadian regulatory standards.

2.	Each member of the Committee will have and maintain independence from management of the Company in accordance with the standards of independence required above.

3.
Except for the undertaking of non-material specific projects unanimously approved by the Board, no member of the Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fee from the Company other than: (a) director’s fees, which may be received in cash, stock options, or other in-kind consideration ordinarily available to Directors; (b) a pension or other deferred compensation for prior service that is not contingent on future service; and (c) other regular benefits that Directors receive in their capacity as members of the Board or its committees.

4.	Each member of the Committee shall be financially literate (such qualifications interpreted by the Board in its business judgment) with at least one member designated as being a financial expert.

5.	Each member of the Committee shall have accounting or related financial management expertise (such qualifications interpreted by the Board in its business judgment).

6.
No member of the Committee shall serve on the audit committee of more than four public companies (including Claude) unless the Board shall have made a prior determination that such simultaneous service will not impair the ability of the member to effectively serve on the Committee.

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Organization, Procedures and Powers

1.
The Board shall appoint one member of the Committee as the Chair.  The Chair (or in his or her absence, a member designated by the Chair) shall preside at all meetings of the Committee.  The Chair shall be responsible for leadership of the Committee, including scheduling meetings, preparing agendas and making regular reports to the Board.

2.
The Committee shall have the authority to establish its own rules and procedures, consistent with the bylaws of the Company, for notice and conduct of its meetings should the Committee, in its discretion, deem it desirable to do so.

3.	The Committee shall have the authority to engage independent counsel, independent accountants or other outside advisers as the Committee deems necessary to carry out its duties.

III.           Meetings

The Committee will meet at least four times annually and at such other times as it deems necessary to fulfill its responsibilities.  A majority of the members of the Committee shall constitute a quorum.

1.
The Committee may include in its meetings: (a) members of the Company’s management, (b) representatives of the external auditors, (c) other directors by invitation, or (d) any other personnel employed or retained by the Company.

2.	The Committee may periodically meet with members of the Company’s management in separate executive sessions to discuss any matters that the Committee believes should be addressed privately.

3.
A meeting of the Committee may be convened by the Chair of the Committee, a quorum of the Committee members, or the external auditors.  The Corporate Secretary shall, upon direction of any of the foregoing, arrange a meeting of the Committee.  The Committee shall report to the Board in a timely manner with respect to each of its meetings.

IV.	Responsibilities and Duties

Financial Statements and Published Information

1.
Review with management and the external auditors any items of concern, any proposed changes in major accounting policies, any identified risks and uncertainties, and any issues requiring management judgement, to the extent that the foregoing may be material to financial reporting.

2.
Consider any matter required to be communicated to the Committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards, including the external auditors’ report to the Committee (and management’s response thereto) on: (a) all critical accounting policies and practices used by the Company; (b) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (c) any other material written communications between the external auditors and management.

3.
Require the external auditors to present and discuss with the Committee their views about the quality, not just the acceptability, of the implementation of generally accepted accounting principles with particular focus on accounting estimates and judgements made by management and their selection of accounting principles.

4.
Discuss with management and the external auditors (a) any accounting adjustments that were noted or proposed (i.e. immaterial or otherwise) by the external auditors but were not reflected in the financial statements and (b) any material correcting adjustments that were identified by the external auditors in accordance with generally accepted accounting principles or applicable law.

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5.
Discuss with management and the external auditors any significant financial reporting issues considered during the fiscal period and the method of resolution.  Resolve disagreements between management and the external auditors regarding financial reporting.

6.	Review with management and the external auditors any off-balance sheet financing mechanisms being used by the Company.

7.
Review with management and the external auditors and legal counsel, if necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the Company, and the manner in which these matters have been disclosed or reflected in the financial statements.

8.	Review any problems experienced by the external auditors in performing the audit, including any restrictions or limitations imposed by management.

9.
Review the results of the external auditors’ audit work including findings and recommendations, including the post-audit management letter, and management’s response and any resulting changes in accounting practices or policies and the impact such changes may have on the financial statements.

10.
Review the annual report, including the audited annual financial statements, in conjunction with the report of the external auditors, and related management discussion and analysis, make recommendations to the Board with respect to approval thereof, before being released to the public, and obtain an explanation from management of all significant variances between comparable reporting periods.

11.	Review with management and recommend to the Board for approval the Corporation’s Proxy Form, Information Circular, Annual Information Form and Form 40F.

12
Confirm with the Chief Executive Officer and the Chief Financial Officer (and considering the external auditor’s comments, if any, thereon), that the financial statements fairly represent the Company’s financial condition, cash flow and results for the reporting period.

13
Review and recommend to the Board for approval all interim unauditied financial statements and quarterly reports, related interim management discussion and analysis and media releases, before being released to the public.

14.	Review management’s internal control report and the related attestation report of the external auditors when required by Section 404 of the Sarbanes-Oxley Act of 2002.

15.           Review and approve all related party transactions.

Appointment, Retention and Evaluation of External Auditors

1.
The Company’s external auditors shall report directly to this Committee.  This Committee has the direct responsibility to compensate, oversee, and evaluate the external auditors.  The Committee will recommend to the shareholders the appointment, and where appropriate, the replacement of the external auditors.  In connection with its oversight of the external audit activities, the Committee will:

•	At least annually, obtain and review a report by the external auditors describing:

(a)	The external audit firm’s internal quality-control procedures; and

(b)
Any material issues raised by: (i) the most recent internal quality-control review, or peer review, of the firm, or (ii) any inquiry or investigation by governmental or professional authorities, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any issues raised in the reviews described above.

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•	Annually review and evaluate:

(a)	The experience and qualifications of the senior members of the external auditor team; and

(b)	The performance and independence of the external auditors, including the lead partner of the external audit firm.

•
Review and approve the annual audit plan prior to the annual audit being undertaken by the external auditors, including reviewing the year-to-year co-ordination of the audit plan and the extent of its scope.  Recommend the Board approve the fees to be paid to external auditors.

•	Periodically meet separately with the external auditors without senior management present.

•	At least annually, present the Committee’s conclusion with respect to its evaluation of the external auditors to the Board. See “External Auditor Review Guidelines”.

Independence of External Auditors

1.
The Committee shall obtain confirmation and assurance as to the external auditors’ independence, including ensuring that they submit on a periodic basis (not less than annually) to the Committee a formal written statement delineating all relationships between the external auditors and the Company.  The formal submission should also disclose the amount of fees received by the external auditors for the audit services and for various types of non-audit services.

2.
The Committee shall actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors and take appropriate action in response to the external auditors’ report to satisfy itself of their independence.

3.
The Committee will periodically review, and if necessary, update its policy with regard to the pre-approval for any permitted non-audit services, including a requirement that the Committee approve all non-audit engagements of the external auditors and shall, consistent with that policy, approve the retention of the external auditors to perform such services and the fees for such services, if required by that policy.  The Committee may, in its discretion, delegate to the Chair of the Committee the authority to pre-approve any audit or non-audit services to be performed by the external auditors, provided that any such approvals are presented to the Committee at its next scheduled meeting.  See “Pre-Approval Policy”.

4.	Periodically review and, if necessary, update its guidelines for the Company’s hiring of employees and former employees of the external auditors who were previously engaged on the Company’s account.

5.
Discuss with management the timing and process for implementing the rotation of the lead audit partner, the concurring partner and any other active audit engagement team partner within the time limits and in such a manner as necessary to prevent the external auditor from being deemed “not independent of the Company”.

Internal Controls

The Committee will review with the external auditors and senior management:

•
The adequacy and effectiveness of the Company’s internal accounting and financial controls, including computerized information system controls and security, and consider any recommendations for improvement of such controls.

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•	Major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies.

•	Any related significant findings and recommendations of the external auditors together with senior management’s responses thereto.

Risk Management

The Committee will meet periodically with senior management to discuss the Company’s policies with respect to risk assessment and risk management.  In doing so, the Committee will review the Company’s major financial risk exposure and the steps management has taken to monitor and control such exposure.

Disclosure Controls

1.
Review quarterly the disclosure controls and procedures, including the certification timetable and related process.  Confirm with the Chief Executive Officer and the Chief Financial Officer the effectiveness of disclosure controls and procedures, and whether there are any significant deficiencies in internal controls or any fraud related to management or persons who have a significant role in internal controls.

2.	Approve the appointment and removal of Disclosure Committee Members.

Compliance

1.
Monitor compliance by the Company with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the corporation personally liable.

2.	Review the findings of any examination by financial or corporate governance regulatory authorities.

3.
Establish procedures for receipt, retention and treatment of complaints received by the Committee regarding accounting, auditing, internal accounting controls, or other matters and the confidential, anonymous submission by employees of concerns regarding these matters.  “See Whistleblower Policy”.

Miscellaneous

The Committee will:

1.
Review the appointment of the Chief Financial Officer and have the Chief Financial Officer report to the Committee on the qualifications of new employees with a financial oversight role (i.e. having oversight of, or direct responsibility for, preparing of financial statements and related information).

2.	Approve the expenses submitted for reimbursement by the Chief Executive Officer or designate the Audit Chair to do the same.

V.	Annual Performance Evaluation

The Audit Committee shall perform a review and evaluation, at least annually, of the performance of the Audit Committee and its members, including a review of adherence of the Audit Committee to this Charter.  In addition, the Audit Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board  any improvements to this Charter that the Audit Committee considers necessary or appropriate.  The Audit Committee shall conduct such evaluation and reviews in such manner as it deems appropriate.

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